
06016751

082-34759

SUPPL

RECEIVED
2006 SEP 12 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

Annual Report 2006

For the year ended March 31, 2006

Kao Corporation

Beauty Care:
An Attractive Opportunity to
Enhance Corporate Value

Kao

Kao Corporation and Consolidated Subsidiaries — Years ended March 31, 2006, 2005 and 2004

	Billions of yen			Millions of U.S. dollars	Change
	2006	2005	2004	**2006**	**2006**/2005
For the year:					
Net sales	**¥ 971.2**	¥ 936.9	¥ 902.6	**$ 8,267.9**	3.7%
Consumer Products	**704.0**	690.0	670.4	**5,993.3**	2.0
Prestige Cosmetics	**85.2**	78.3	77.6	**725.7**	8.9
Chemical Products	**208.9**	197.0	181.6	**1,778.2**	6.0
Eliminations	**(26.9)**	(28.4)	(27.1)	**(229.3)**	–
Japan	**708.1**	703.1	673.7	**6,027.5**	0.7
Asia & Oceania	**110.9**	100.3	101.5	**944.1**	10.6
North America	**95.2**	83.6	79.9	**810.1**	13.8
Europe	**109.5**	93.8	84.9	**932.0**	16.7
Eliminations	**(52.4)**	(44.0)	(37.3)	**(445.9)**	–
Operating income	**120.1**	121.4	119.7	**1,022.7**	(1.0)
Net income	**71.1**	72.2	65.4	**605.6**	(1.4)
At year-end:					
Total assets	**1,220.6**	689.0	723.9	**10,390.4**	77.2
Total shareholders' equity	**509.7**	448.2	427.8	**4,338.8**	13.7
	Yen			U.S. dollars	Change
Per share:					
Net income	**¥ 130.58**	¥131.16	¥119.06	**$ 1.11**	(0.4)%
Cash dividends	**50.00**	38.00	32.00	**0.43**	31.6
Shareholders' equity	**935.11**	821.47	782.14	**7.96**	13.8

Notes: 1. The U.S. dollar amounts are translated, for convenience only, at the rate of ¥117.47=US$1, the approximate exchange rate at March 31, 2006.
2. Net sales by business and geographic segment include intersegment sales. Net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics.
3. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.
4. Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.
5. Kanebo Cosmetics Inc. is not included in the consolidated statements of income for the year ended March 31, 2006.


Net Sales and
Operating Income Ratio
(Billions of yen, %)
839.0
865.2
902.6
936.9
971.2
13.3
13.8
13.3
13.0
12.4
2002 2003 2004 2005 2006
Net Sales
Operating Income Ratio
Net Income and ROE
(Billions of yen, %)
60.3
62.5
65.4
72.2
71.1
13.1
14.2
15.5
16.5
14.9
2002 2003 2004 2005 2006
Net Income
ROE
Total Shareholders'
Equity and Equity Ratio
(Billions of yen, %)
459.7
417.0
427.8
448.2
509.7
59.5
57.9
59.1
65.1
41.8
2002 2003 2004 2005 2006
Total Shareholders' Equity
Equity Ratio
Cash Dividends
(Yen)
26.00
30.00
32.00
38.00
50.00
2002 2003 2004 2005 2006

Profile

Kao Corporation conducts continuing research and development in line with its basic policy of contributing to the total satisfaction and enrichment of the lives of its consumers around the world. We accomplish this by drawing on our creative and innovative strengths to develop products that offer excellent value and outstanding performance from the consumer's point of view. Kao constantly explores new avenues in science and technology, then integrates diverse elements in unique, ground-breaking ways to provide high-value products to consumers worldwide.

The Kao Way


Mission
Satisfaction and enrichment of the lives of people
Vision
To be closest to the consumer/customer
Values
Yoki-Monozukuri
Innovation
Integrity
Principles
Consumer Driven
Genba-ism
Respect & Teamwork
Global Perspective

"The Kao Way" is based on "Kao Management Principles" (issued in 1995 and partly revised in 1999). We have reviewed and revised the Principles to reflect the changes that have occurred in our business environment internally and externally.

"*Yoki-Monozukuri*" means "a strong commitment by all Kao members to provide products and brands of excellent value for consumer satisfaction." This core concept distinguishes Kao from all others.

"*Genba*" literally means "actual spot." At Kao, this term refers to the importance of observing things in their actual location and environment so that we can understand our business and optimize performance.

Further information on The Kao Way is available at http://www.kao.co.jp/en/company/kaoway/index.html

Contents

Forward-Looking Statements

This report contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

Fiscal 2005 Highlights

Kao's solid results in fiscal 2005 were driven by a number of important events in areas including management innovation, the launch of new and improved products and R&D breakthroughs that will be the cornerstone of performance in years to come.

Management



May 2005

New Plant in Thailand

A new plant that will strengthen Kao's production base in the ASEAN region was completed in Thailand. The plant, with a capacity approximately 1.5 times that of the previous plant, will manufacture a wide range of Kao products, including chemical products.



May 2005

New Tertiary Amine Plant at Kao Chemicals GmbH

Kao Chemicals GmbH in Germany invested approximately ¥1.2 billion to expand production facilities (capacity of 14,000 tons) of tertiary amines. Commercial production began in December. Production will help increase sales by meeting demand in the European region.


MOLTON BROWN

July 2005

Acquisition of Molton Brown, Based in the U.K.

Kao acquired Molton Brown Limited, a modern luxury goods company focusing on skin care, hair care and bath & body care products. The acquisition will give Kao increased access to global health and beauty markets and improve synergies in its beauty care businesses.

Products



May 2005

***est whitening esthe* Facial Massage Mask**

est whitening esthe facial massage mask utilizes a new approach to bath-time cosmetics. This new whitening essence, launched as part of the *est* line, incorporates a one-minute massage and a three-minute facial mask.


リセッシュ

August 2005

Launch of *Resesh*, a New Fabric Freshener

Kao launched *Resesh*, containing proven odor-eliminating green tea extract that thoroughly removes odors from fabrics while eliminating bacteria. Its strong customer appeal contributed to rapid sales growth.


蒸気温熱パワー
40℃

October 2005

Launch of *Megurism Steam Thermo Power Pad*

This newly developed heating element (sheet style) generates steam that feels comfortable on the body while providing deep warmth. The surface temperature of the product is maintained at approximately 40°C over five hours. It improves blood circulation to relieve pain and fatigue.

R&D



June 2005

Unraveling the Mechanisms of Tea Catechins in Reducing Body Fat

Results of Kao research into the mechanisms of tea catechins clearly indicate that when taken with meals, high levels of tea catechin facilitate the burning of fat and increase the amount of energy used by the body after eating, thus unraveling part of the mechanism behind catechins' body fat-reducing effects.



July 2005

Proven Effectiveness of High-Airflow Material for Sanitary Napkins

Super-absorbent F Fiber, a non-woven fabric material used as the covering of Kao's newly launched sanitary napkins, was proven effective in reducing skin stress.



September 2005

Health Benefits of 40°C Heat with Steam

Heating the skin at around 40°C with steam for long periods has been shown to provide deep, widespread warmth and improve circulation. Other physiological effects include relief of back pain, better autonomic nerve balance and improved digestion.



September 2005
Establishment of Internal Control Committee
The Internal Control Committee was established to enhance the quality of business activities through effective company-wide integration of functions related to internal control including disclosure, compliance, risk management and internal audits.



January 2006
Acquisition of Kanebo Cosmetics Stock
Kanebo Cosmetics Inc. became a subsidiary of Kao with the acquisition of its shares from the Industrial Revitalization Corporation of Japan on January 31, 2006. Kao intends to align Kanebo Cosmetics with its own operations to create one of the world's foremost cosmetics business groups.



March 2006
Key Firm of Integrity Award
Kao received the fourth annual Key Firm of Integrity Award. This award is given to companies that have taken a progressive approach to compliance and developed a superior ethical and legal compliance or internal control system.



November 2005
***Asience* Premium Hair Care Launched in Taiwan and Hong Kong**
The premium hair care brand *Asience*, including shampoo, conditioner and treatment, has been popular with trend-oriented Japanese women since its launch in 2003. Kao launched *Asience* in Taiwan and Hong Kong with the same formula and packaging as in Japan.



January 2006
***Attack Easy* Laundry Detergent in Thailand**
Kao and its Thai affiliates have jointly developed a groundbreaking laundry detergent for hand washing. This product is the first in the company's efforts to integrate operations throughout Asia.


Bioré

February 2006
***Bioré Marshmallow Whip* Facial Foam Introduced**
Bioré introduced new *Marshmallow Whip* facial foam. The pump action produces a whipped and bouncy marshmallow-like lather that cannot be achieved by hand.



October 2005
Reducing Allergy-Causing Cedar Pollen in Homes
Cedar pollen allergies are prevalent in Japan. After determining that clothing and bedding dried outside is a major route by which pollen enters homes, Kao researchers found that spraying clothing and bedding beforehand with a solution containing a cellulose derivative reduces the pollen they collect by up to 50 percent.



January 2006
Filming the Face from All Sides at Once
Kao's facial analysis system uses 20 cameras and 50 light sources to photograph the face from 20 different angles simultaneously under all types of lighting conditions. The resulting images are then used for quantitative optical analysis.



February 2006
Discovery of a Method of Preventing Blemishes While Studying Ways to Remove Them
Quantitative analysis of the DNA transmitters for melanin in the skin led to the development of technology to inhibit melanin production itself, thus preventing the cause of blemishes.



A clear focus on products that delight consumers and businesses in which Kao can fully utilize its unique capabilities resulted in continued profitable growth. Net sales increased 3.7 percent year-on-year to ¥971.2 billion. Although operating income and net income decreased slightly, Kao increased cash dividends per share from ¥38.00 to ¥50.00. Notably, Kao welcomed Molton Brown and Kanebo Cosmetics into the Kao Group during the fiscal year, taking a major step toward achieving profitable growth in the beauty care business.

"Kao's Group Companies Are *Generating Synergy* for Our Next Step toward Profitable Growth."

Kao completed a medium-term management plan in fiscal 2005 and embarked on a new one on April 1, 2006. What are Kao's new strategic emphases, and how did the completed plan position Kao for future growth?

The objectives of our recently completed management plan were challenging because the domestic market, our largest, was in a deflationary cycle even as raw material costs were rising. Consequently, even though we raised market share and unit volume in numerous categories, weaker pricing meant that sales did not grow commensurately. Moreover, an increasingly competitive environment in Asian consumer product markets impeded progress toward our goals for expanding overseas sales. The good news is that we succeeded in generating profitable growth. Economic Value Added (EVA*) is a core Kao management indicator that looks at net operating profit after taxes less a charge for the cost of capital. We met our goal of increasing EVA significantly, and we did it ahead of schedule. On the other hand, while we increased sales in a very challenging environment, we just missed our net sales target.

The important point is that we positioned Kao to continue to achieve consistent, profitable growth. We are dealing with massive changes in our operating arenas worldwide. Technology, distribution, media, consumer preferences — every facet of our businesses is in a state of flux. Our new medium-term management plan is our blueprint for adapting to change and putting it to work for stakeholders. It contains three key objectives. First, we want to accelerate the growth of our Beauty Care and Health Care businesses. Second, we will continue to strengthen and develop Fabric and Home Care, one of our core businesses. Third, we will focus on creating a distinctive global presence for the Chemical Products segment, which in turn supports Kao's Consumer Products.

Enhanced EVA* = Value Creation
(EVA for 2000 = 100)



100
113
120
132
142
154
163
2000 2001 2002 2003 2004 2005 2006

* EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

Kao has been aggressive in building its Beauty Care business. Why is this important for Kao, and how do the acquisitions of Kanebo Cosmetics Inc. and Molton Brown Limited fit in strategically?

Beauty care is a growing market worldwide, and that makes it an attractive global opportunity. Consumers also reward excellent

Framework for Growth


Growth drivers
Beauty Care
Kanebo Cosmetics
Molton Brown
Health Care
Foundation for steady growth
Fabric and Home Care
Chemical Products

products in this category with strong loyalty, which supports margins.

A key feature of the beauty care market is that we can differentiate our products with our R&D to generate organic growth, while adding profitable growth through carefully targeted acquisitions. We have clarified our three core areas in the beauty care market, and we conceptualize them as a pyramid, with the salon business at the top, prestige cosmetics in the middle, and premium personal care at the base. We are moving quickly to build our presence in each of these areas, and our approach has two levels. At the portfolio level, compelling value and clear functions must distinctly differentiate every brand we offer. At the brand level, we will emphasize a unique image as we strengthen each brand individually. Creativity will be key.

Molton Brown exemplifies this approach. Each of its products has a clear identity based on a compelling consumer proposition that generates an emotional connection with consumers. Its products are positioned in the prestige cosmetics category, and the firm has built a strong distribution structure that gives it solid positioning in excellent channels. We want to both build on and learn from Molton Brown's success in creating and differentiating a prestige beauty care brand. We expect the strong Molton Brown brand to make a measurable contribution to earnings immediately.

Structure of Kao's Beauty Care Business


Salon Business
Prestige Cosmetics
Premium Personal Care

The structure of Kao's Beauty Care business is an outgrowth of its heritage in the field of beauty. It was developed in response to three primary types of consumer values regarding beauty: excitement; sophistication; and reliable tradition. The salon business is positioned at the top, followed by prestige cosmetics and premium personal care at the base.

Fiscal 2005 Performance

Year ended March 31, 2006

Sales Growth	+3.7 %
EVA Growth	+5.8 %
Net Income Growth	(1.4) %
Excluding Kanebo Cosmetics related impact	+1.1%

Growth Strategies

Profitable growth driven by high-value-added products

- Accelerate growth in the business areas of Beauty Care and Health Care*
- Further strengthen and develop Fabric and Home Care, a core business
- Further enhance the Chemical Products business globally and locally with distinctive products that meet customer needs

* The scope of Health Care does not include pharmaceuticals.

While an individual brand focus is critical, so is our notion of a holistic approach to beauty care. Our technology is a unifying factor. We can apply it to particular brands or to all brands, wherever our expertise in R&D can add value and delight consumers. We also intend to enhance operating synergies in managing brands and operations around the world. Here, Kanebo Cosmetics is representative. We have acquired a brand portfolio with excellent potential. We are now examining the components of the business and setting priorities. We want strong, clearly differentiated brands, but also synergy with our existing prestige cosmetics business. We are also working to identify how the *Kanebo* brand can complement global initiatives. This

is not a short-term venture. We acquired Kanebo Cosmetics with a view to long-term growth. At the same time, our action plan contains clear milestones in the short term to restore the profit potential of the powerful *Kanebo* brand.

Health Care is another strategic emphasis, and is a business in which Kao is already generating strongly profitable growth. How will Kao expand the contribution of its Health Care business?

Beauty care and health care complement one another very well. They work together to enhance returns from our holistic approach. And health care is another area in which our proprietary technology can make a real difference in enhancing our competitiveness and market position. Kao R&D has generated hit products with unique attributes that satisfy consumer needs, such as *Healthya Green Tea* and the successful and expanding *Econa Healthy Cooking Oil* lineup. Approval as Food for Specified Health Use will therefore be a key focus as an area in which our technology can differentiate our products and delight consumers. As usual, we will emphasize products that offer high added value and great function. Our Health Care Research Center and other research operations will strengthen our drive to develop new products.

We will continue to enter new fields in the Health Care business. A recent example is *Megurism Steam Thermo Power Pad*. This daily-use product has been approved as a general medical device in Japan. We deployed R&D to develop a sheet that generates heat and steam, which feels comfortable on the body and improves blood circulation to relieve muscle pain and fatigue. This is our first entry in the field of medical devices.

What strategies will Kao employ to drive growth in the core business of Fabric and Home Care in Japan?

Look for incremental change in this business. We're making sure that we stay at the forefront of evolving markets. For example, more women are working, and society in general is placing more emphasis on quality of life. People want products that they can enjoy using, or that make more time for enjoying life.

We must connect with consumers and understand their feelings to anticipate emerging consumer trends and proactively offer products that accommodate them. We have pushed our resources beyond our laboratories and offices to actually learn in households and feed what we learn back to R&D. We are making sure that product development, marketing and sales are working together more closely than ever before. In fact, we have created a new marketing organization based on this approach, and we are seeing solid returns from it.

Overseas Sales Ratio*

(%)


76.1
74.5
73.6
74.0
71.8


23.9
25.5
26.4
26.0
28.2
2002
2003
2004
2005
2006

□ Japan
□ Overseas

*Excluding intersegment sales

> " As usual, we will emphasize products that offer high added value and great function. Our Health Care Research Center and other research operations will strengthen our drive to develop new products."





Our drive to continue growing profitably in fabric and home care is, as always, based on offering consumers outstanding products. The added value that products offer comes from several sources. One is R&D, and we have enhanced our R&D organization to accelerate the flow of innovative ideas while encouraging cross-pollination among categories. Consumer perceptions of added value also come from good market research and creative media management, so we continue to fortify our ability to communicate value as well as create it.

While mature, the fabric and home care market still offers potential for Kao to generate profitable paradigm shifts and stay ahead of competitors. For example, allergies have become a major concern among consumers, so we have aggressively developed products that address this concern. We call this "allergen care," and it represents a new, high-potential opportunity in what many considered to be a slow- or no-growth mature market. While fully exercising our creativity, we will continue our emphasis on continuously improving the efficiency of manufacturing and marketing so that we reduce costs while generating growth.

Progress in North America and Europe has demonstrated Kao's ability to expand globally. What is Kao's brand strategy in these regions?

The creation of Kao Brands Company as the organization to manage the six core brands of *Jergens*, *ban*, *Curél*, *Bioré*, *Guhl* and *John Frieda* in these regions has proven effective as a means for strengthening our ability to manage each brand individually while benefiting from operational synergies. In the salon business, KPSS — Kao Professional Salon Services GmbH serves some 40 national markets, and we continue to seek ways to use its relationships with professionals as an effective channel.

What role will the Chemical Products segment play in Kao's strategies for adding value while generating global growth?

Chemical Products is our most global business. It is also strategic because it is part of our value chain that provides us with a pronounced competitive advantage in creating clearly differentiated products with unique, value-added functions in our Consumer Products businesses.

While building this synergy among operations, we will also continue to increase sales to external customers by innovating and maintaining highly competitive production operations. This is a key Kao strength. The

" We have been implementing some fundamental changes in the way we do business in Asia to accommodate the many changes that growth has brought to the region."

oleo chemicals business in our Chemical Products segment has distinguished itself from competitors with technologies that allow it to provide high-quality products at low prices in Asia. Offering these price-competitive products on a global scale will be key to the segment's growth. In addition, we have built solid specialty businesses with innovative ideas, as exemplified by our commanding presence in global toner and toner binder markets. We also see good potential in marketing catalysts and other products regionally to meet needs in markets such as toiletries.

In the Consumer Products business in Asia and Oceania, how will recent organizational improvements help Kao generate profitable growth?

We have been implementing some fundamental changes in the way we do business in Asia to accommodate the many changes that growth has brought to the region. In the past, we tended to approach Asia on the basis of discrete national markets, with a large proportion of product ideas and marketing and management resources coming from Japan. We have transitioned to a regional view of Asia that includes Japan, under which we set priorities on a broader scale. At the same time, we are shifting responsibility for achieving clearly defined goals in particular markets to the place where we expect the greatest effect: the markets themselves. This has entailed enhancing the ability of our people in national markets to acquire a detailed familiarity with the consumers they serve. We're also communicating better throughout Asian operations after implementing an enterprise resource planning system. With this approach, our people are in a much better position to understand what their consumers want, so that they can tell corporate functions such as R&D what they need to generate profitable growth. Our emphasis on good communication and intimate consumer knowledge is at the heart of The Kao Way. I have a clear sense that our people in Asia feel that they are an important part of an exciting organization, and that is essential to generating the kind of growth we know we can achieve in Asia.

The Japanese are tough customers. They are demanding and detail oriented, and they simply don't support products that don't offer outstanding value. We must use the techniques we have learned in satisfying this kind of consumer outside Japan. Moreover, particularly in Asia, we must use our local resources to understand consumers and make them happy. The increasingly powerful *Asience* line of hair care products is an excellent example. From day one, we developed this product to be an Asian brand under the concept of "Asian Beauty." After a very successful rollout in Japan, we launched it in Hong Kong and Taiwan in November 2005. We have positioned this brand so that



Asian women can support it. It is therefore a uniquely Asian expression of the same regionally unified approach we took in creating KBC to serve North America and Europe. *Asience* shows that we are delighting Asian customers by learning particular needs and desires, and then using a broadly based approach to meet them effectively and efficiently.

After we finish our reforms to unify our management of Asia as a single region including Japan, our goal for the future will be to establish integrated global management. At present, we are continuously improving supply chain management to generate maximum benefit from our growing global presence. This has resulted in efficiency gains in procurement, and in better ties with large retailers.

Kao's reputation among Japanese companies for transparency and social responsibility has supported the Company's global evolution. What initiatives will build upon this reputation?

Our approach to corporate governance revolves around the basic tenet that we must be easy to understand. We believe that we raise the quality of management as we continue to strive toward higher levels of transparency, and so we have created the Internal Control Committee to support this ideal. Quality management is the result of an open environment where employees can discuss problems and solve them. This is the heart and soul of transparency, and it will remain the heart and soul of our approach to corporate governance. Kao may have a good reputation for transparency compared with other Japanese companies, but we realize that we have a good deal of room for improvement before we can earn that sort of reputation on a global level, and this will be an area of focus for us in the future.

Corporate social responsibility (CSR) has many sides ranging from economic to societal and environmental. We really believe that satisfying customers by providing products and brands of excellent value, which we call *Yoki-Monozukuri*, is our number-one social mission. Our products help people to be healthy and happy. The quality and innovation of our products are therefore key to the trust that individual consumers, communities and society at large place in Kao. We have to satisfy many stakeholder groups. So first, we must be certain that we understand ourselves in order to be sure that stakeholders understand us. Sales growth is a good indicator that we are satisfying customers and fulfilling our core mission. But Kao is also committed to achieving that mission as a responsible corporate citizen through its environmental and safety policies, its support of cultural and community activities and in other ways, and this commitment will continue.

The Kao Way will remain the cornerstone of our relationship with society. It will also be key to our future success as we bring people into the organization because it is a set of shared principles that creates a sense of identity and common ground among our employees.

Kao has consistently delivered value to shareholders. What can this key constituency expect as the Company undertakes its new medium-term management plan?

We strongly believe that it is our duty to respond to shareholder expectations for increased corporate value. We intend to meet these expectations by maintaining increases in dividends as we further increase income. By doing so, we intend to earn the same respect from shareholders as we earn from other stakeholders through our CSR activities.

Beauty Care:

An Attractive Opportunity to Enhance Corporate Value

Beauty care is a high-potential market where Kao can deploy its strengths to drive overall growth. We will therefore focus management resources strategically in this business.

A Strategic Commitment to Prestige Beauty Care

The 1982 launch of the *Sofina* prestige cosmetics brand added to the momentum of Kao's involvement in the prestige beauty care market. Since then, Kao has continued to create cosmetics based on its dermatological research. After more than two decades since Kao entered the field, fiscal 2005 represented a major turning point for Kao's Prestige Cosmetics business.

Quantum Leap in Beauty Care Presence

With the addition of Kanebo Cosmetics Inc. and Molton Brown Limited to the Kao Group, prestige cosmetics will account for more than half of consolidated net sales in the future. This represents a quantum leap toward our goal of creating a strong and profitable presence in the global beauty care market. In the prestige cosmetics market, a core emphasis will be building the value of the *Sofina*, *Kanebo* and *Molton Brown* brands.

Over some seven decades, Kanebo Cosmetics has established a reputation for marketing that arises from a deep insight into consumers' psychologies and sensibilities. Operations based on its unique expertise in the cosmetics business have established Kanebo Cosmetics as an industry leader in Japan, with a solid market position and a powerful, distinctive sales network. Formerly, Kao's *Sofina* prestige cosmetics brand was ranked fourth in the cosmetics market in Japan. However, with the addition of Kanebo Cosmetics, Kao moves up to occupy the number-two position. Moreover, the addition of Kanebo Cosmetics broadens Kao's business fields while expanding its opportunities for growth.

Molton Brown produces and markets luxury brands in the skin care, hair care, bath and body care categories. Kao has expanded its Prestige Cosmetics business outside Japan to the markets of Greater China, including Hong Kong, Taiwan and Shanghai. However, the addition of Molton Brown to the Kao Group will help to accelerate progress in the markets of North America and Europe, which account for approximately two-thirds of the global prestige cosmetics market.

Professional hair care products for use at salons are another key component of the Kao Group's beauty care business. In this market, our fundamental strengths are our technological capabilities and the emotional appeal of our products. Profitable synergy is also important. We can employ knowledge gained from the salon business to enhance our prestige cosmetics and premium personal care businesses.



Beauty Care: An Attractive Opportunity to Enhance Corporate Value





Masato Hirota
Executive Officer, President, Global Prestige Cosmetics, Kao Corporation

Generating Synergies with New Group Companies

Cosmetics is a business field that requires a company to respond to a diverse range of consumer values. I believe the Kao Group has substantially broadened its range of options for satisfying consumers with the addition of Kanebo Cosmetics, which has a long history in Japan, and Molton Brown, which has built a solid base in Europe and the United States.

In February 2006, we set up a committee to explore synergies with Kanebo Cosmetics, and we have already started work in the areas where we feel we can do the most good. I expect significant growth for each of our brands. We are also looking into the best avenues for future growth for our Prestige Cosmetics business including Kanebo Cosmetics and Molton Brown in the United States and Europe, which account for two-thirds of the global cosmetics market. The synergies among these two new subsidiaries and Kao's Prestige Cosmetics business will contribute to increasing corporate value.

est: A Fusion of Science and Aesthetics

est, a brand sold exclusively at department stores, was created to unlock the limitless beauty within each woman's skin. Kao provides detailed counseling and items matched to individual skin conditions.



Kanebo Cosmetics *Impress:* A Prestige Cosmetic for Mature Women



Kanebo Cosmetics Inc. has a 70-year history in the cosmetics business. Its marketing strategy has been to build a strong brand with a global perspective, based on fundamental strategic marketing policies. In March 2006, Kanebo Cosmetics launched *Impress*, under the concept that the most sophisticated beauty is achieved by making an impression. *Impress* meets the needs of customers who demand the utmost in both beauty and satisfaction.



Impress
Impress

Kanebo Cosmetics *Twany ESTHETUDE:* Further Growth in Specialty Stores

Kanebo Cosmetics is intensively developing brands for specialty stores. The company has been successful in increasing brand value in every region by placing a premium on communication with customers who demand superior service. *Twany* was introduced in 1996 for sale exclusively in specialty stores, and strong support from the stores has helped it to grow into a major brand. The autumn 2005 launch of the *Twany ESTHETUDE* series of skin care and makeup products further enhanced the brand lineup.



ESTHETUDE



Kanebo
28日前の生理ダメージが、
28日後の肌ストレスの原因に。
「生体のリズム」の変化を「肌ストレス」に変えない
TWANY ESTHETUDE
トワニー エスティチュード


MOLTON BROWN

Molton Brown: Sold in More Than 70 Countries Worldwide

Molton Brown has worldwide support as a modern luxury brand with a premium image. Kao expects the management expertise in prestige brands gained through the acquisition of *Molton Brown* to contribute greatly to the Prestige Cosmetics business.

Kao Sofina: Fusing Beauty and Technology

Under the *Kao Sofina* brand, Kao continues to undertake in-depth research of skin physiology at the cellular and molecular levels in order to achieve a healthy, naturally beautiful complexion by tapping skin's inherent beauty. As a result, Kao has successively developed a range of completely new products with superior effectiveness based on skin science, and has introduced a new approach to cosmetics that is embodied by *Fine-Fit* foundation.


ほわり、桃美肌。
FINE-FIT
ソフィーナ
ファインフィット



KPSS – Kao Professional Salon Services GmbH: A Trusted Partner to Hairstylists Worldwide

Using its stock of knowledge gained from hairstylists to develop products that incorporate service elements such as styling expertise is a key approach for KPSS. This allows the company to contribute to expanding the Kao Group's beauty care business not only through product development research technologies, but with elements of fashion and emotion as well.



Focus on Premium Beauty Care

Kao's strategy in the Consumer Products business emphasizes the premium beauty care category. We intend to add both functional and emotional value to our products to enhance consumer loyalty and profit margins. One key to building strong brands is understanding and appealing to consumer sensibilities. Kao Brands Company markets leading brands in the premium beauty care category and achieved double-digit growth in sales and earnings for 2005.

New Products Support Solid Performance in North America and Europe

The Andrew Jergens Company changed its name to Kao Brands Company (KBC) in September 2004. Invigorated by the transformation, the new company is raising company and industry standards by developing innovative hair care and skin care products and successfully expanding businesses globally, with a focus on North America and Europe.

KBC's mission to transform women's lives through beauty promotes very high standards for satisfying the important unmet beauty needs of women. It is the company's guiding principle that inspires product innovation, enables growth and encourages shared success across products, brands, departments and regions. As KBC's brands succeed, they become growth platforms that create new opportunities that will drive the future success of KBC.

Just like Kao in Japan, KBC faces mature markets and intense competition in North America and Europe. Despite the challenges, KBC is implementing successful initiatives that are clearly focused on premium beauty care, and meeting performance expectations. KBC enhanced its market position with the launch of the highly successful *Brilliant Brunette* product lineup in 2004 under the *John Frieda* brand.

In spring 2005, KBC introduced *natural glow* under the *Jergens* brand. This combination tanning product and moisturizer promotes a natural-looking summer glow with daily use. In developing *natural glow*, the brand manager and the development manager communicated closely with consumers, conducting focused surveys with questions such as "What do you consider beautiful skin?" and "How would you like your skin to look?"

natural glow has quickly generated strong interest in the North American market, becoming the number-one product in its category and inspiring a line extension for facial care to further strengthen the brand. *Jergens* has the leading market share in North America. Results such as these are gratifying, and more importantly, they indicate the potential for profitable growth that Kao can achieve through customer collaboration and product innovation.


Jergens
natural glow
DAILY MOISTURIZER
Jergens
natural glow

William J. Gentner
Executive Officer, President and CEO,
Kao Brands Company

Goal: To Be A True Premium Beauty Care Company

During 2005, we took a number of positive steps towards solidifying our position as the premiere beauty care company in the world. By driving innovation leadership, Kao Brands realized double-digit growth in sales and earnings for 2005. As our brand platforms become increasingly recognized and respected by customers for their innovation, uniqueness, performance and emotional equity, they create a virtuous circle of growth opportunities. Fueled by our leadership in innovation and our premium beauty vision, each of our brands can leverage more sophisticated Kao technology to bring forth new innovations that appeal to more women worldwide.

While we face fierce competition, we will continue to lead through innovation, which will raise our standards and the standards of the industry; produce new and appealing products that meet the wants and needs of women worldwide; and deliver consistent growth for our

Jergens natural glow: For a Year-Round Summer Glow

Launched in the U.S. and Canada, this *Jergens* product delivers joy to consumers with a revolutionary beauty benefit in the body skin moisturizer category. The launch received strong PR and customer support and became the most successful launch ever in the U.S. body skin moisturizer category.


Bioré
PORE PERFECT

Bioré: A Total Skin Care Brand

The *Bioré* brand continues its progress toward becoming a leading brand in the facial care category by leveraging Kao's strong cleansing heritage and pore expertise. *Bioré* offers products that work from the pores up to deliver clear, beautiful skin. From *Deep Cleansing Pore Strips* to the growth of strong base cleansers such as *Warming Anti-Blackhead Cream Cleanser* and *Pore Unclogging Scrub*, to the upcoming launch of *Pore Minimizing*, *Bioré* strives to be the place where beauty starts.


Bioré
PORE PERFECT
ULTRA
deep cleansing
pore strips


Bioré

Curél: For People with Sensitive Skin

In 2005, the *Curél* brand was restaged to offer consumers an efficacious, therapeutic lotion in a more approachable way. A new sub-brand, *Natural Healing*, was also introduced in order to capitalize on trends occurring in the personal care segment. This line extension helps dry skin heal itself with soothing extracts, such as shea butter, green tea and lavender.


Curél
Curél
Curél
Curél
Curél
Natural Healing
Curél
Natural Healing
Curél
Natural Healing




JOHN FRIEDA
luminouscolor
GLAZE
colorglosser
shinebooster
sheer
blonde
radiant
red
brilliant
brunette
espresso



John Frieda: Technology for Individualized Hair Care

The Customized Care Collection from *John Frieda* consists of three brands that care for hair based on hair shade. Patented shampoo and conditioner formulas were developed based on Kao technology and consumer insight. In 2005, *Luminous Color Glaze* was launched as the first home treatment that delivers the results of a professional salon color glaze right in the shower. The *John Frieda* brand will continue to grow by providing innovative products that incorporate the latest hair care technologies.

Guhl: The Nature of Beautiful Hair

Guhl is dedicated to developing ingenious natural hair care products. The brand leverages the power of precious natural ingredients, delivering extraordinary, specialized solutions to reveal beautiful, healthy hair.


GUHL
DIE NATUR SCHÖNER HAARE
VOLUMEN
PFLEGE FLUID
blauer lotus
VOLUMEN
ANSATZ
SPRÜHSCHAUM
blauer lotus
VOLUMEN
FÖN ACTIVE
blauer lotus

The R&D Division conducts wide-ranging research in areas that are fundamental to Kao's business. This research is integrated with production and process engineering to ensure consumer delight.



3D analysis of chromatic quality using an inkjet printer



Previous inkjet printer colorants used dyes that gave poor water resistance.
Kao's inkjet pigment auxiliary solves the problem of water solubility while maintaining excellent color reproduction.

Kao's inkjet pigment auxiliary (bottom) gives superior results.

Behind the Development of Kao's Pigment Auxiliary for Inkjet Printer Ink

The Materials Development Research Laboratories focus on the development of new materials for creating innovative products. One researcher at the facility had an inspiration that led to the creation of Kao's successful pigment auxiliary for inkjet printer inks ("inkjet pigment auxiliary"). While attending an academic conference, he learned that the inkjet printer colorants of the time had a major weakness: because the colorant materials used were dyes, the water-soluble materials resulted in poor water resistance, although color reproduction was good. The researcher thought that using pigment as an inkjet coloring material might solve the problem of water solubility.

However, even if using pigment solved the water solubility problem, it still had to meet several criteria, such as high color strength, gloss and stability.

Fortunately, for the processing technology of the pigment material, Kao was able to use the technology and knowledge it had gained from development of nail enamel and other cosmetics. Using this pigment as the colorant first required it to be dispersed into ultra-fine particles, but researchers overcame this issue by developing technology to encapsulate the pigment with a unique polymer designed by Kao. The manufacturing process for the material was set up together with the Processing Development Research Laboratories.

To achieve high color strength and gloss, the Processing Development Research Laboratories performed a theoretical calculation for ink dots, the Research Center for Characterization and Analytical Science analyzed the position of the pigment in the paper layer, and the Performance Chemicals Research Laboratories conducted repeated image evaluations. The result was an image made up of natural-looking colors.

R&D Expenditures

(Billions of yen)



37.5
37.7
38.5
39.8
40.3
2002
2003
2004
2005
2006

Formation of *Yoki-Monozukuri*



R&D
Integrates diversity to create innovative products
Marketing
Creates products that give joy based on customers' perspectives
Production
Pursues unique operations with high quality and low costs
Distribution
Responds swiftly to the rapidly changing market environment
Sales
Enhances consumer services in cooperation with retailers
Yoki-Monozukuri

This collaboration of basic technologies and product development research led to commercialization of the product.

Collaboration among Research Laboratories and Completion within the Company Creates a Virtuous Cycle

Behind the scenes of the creation of such breakthrough products as inkjet pigment auxiliary, each researcher stays keenly attuned to information both inside and outside the company in search of ideas for product development. When they get an idea, they have the drive and commitment to see it through to commercialization of a high value-added product, a process we call *Yoki-Monozukuri*.

A key feature of teamwork at Kao is a system in which research laboratories collaborate seamlessly in working toward commercialization in each process, from basic technology to applied technology, manufacturing processes and product evaluation.

Completing all of this work within the company helps Kao to build up its store of knowledge, which is then used for subsequent product development, creating a virtuous cycle.

Intellectual Property

The Intellectual Property Center, which manages intellectual property, is in the R&D Division and has a staff of about 50 people. In addition, about 40 specialized staff are assigned to research laboratories, for a total of approximately 100 people in the company conducting intellectual property management.

The system of assigning specialized staff to research laboratories has had some notable benefits. The first is spreading awareness in the company that patents and other intellectual property rights are an important management resource. The second is that staff know about the progress of research in real time, which allows them to respond quickly, and researchers can conduct development while keeping in mind acquisition of rights for Kao and avoiding infringement on the rights of other companies.

Pigment auxiliary for inkjet printer ink is an area of fierce competition with other companies, but it has played a significant role in deepening communication between development researchers and intellectual property specialists.

R&D Organizational Framework

R&D Division

- Human Capital Development Group
- Intellectual Property Center
- Research Management Group

Product Development Research

- Hair Care Products Research Laboratories
- Skin Care Products Research Laboratories
- Health Care Products Research Laboratories I
- Health Care Products Research Laboratories II
- Household Products Research Laboratories
- Sanitary Products Research Laboratories
- Performance Chemicals Research Laboratories

Fundamental Research

- Materials Development Research Laboratories
- Biological Science Research Laboratories
- Processing Development Research Laboratories
- Packaging Development Research Laboratories
- Perfumery Development Research Laboratories
- Research Center for Characterization and Analytical Science
- Safety and Microbial Research Center

By identifying environmental impact at every stage of operations, Kao makes efforts to reduce the environmental load of its products and businesses.

Kao uses chemical substances as raw materials to manufacture products that consumers use every day. Since the primary chemicals we use are natural fats and oils and petroleum oil, we must always try to save on natural resources. Also, we must give due consideration to the impact on ecosystems and human health of chemicals generated throughout all of a product's stages, including manufacturing, use, and disposal.

Manufacturing and distribution activities require energy such as electricity and fuel. This means we have to deal with, in addition to natural resource saving, the environmental impact of exhaust gas emissions. In terms of use and disposal in production processes and household activities, there are issues such as use of water resources, the impact of effluents on ecosystems, and energy use in the infrastructure, including water and wastewater equipment. Moreover, when we deal with packaging materials, we must think not only about resource conservation but also about the many other issues arising from waste disposal.

While Kao strives to provide people with products useful in their lives, it recognizes that there are many environmental issues associated with its production activities. Kao believes it is crucial to recognize this issue, make efforts to minimize environmental burden, and reduce the impacts and risks. As an approach to this challenge, Kao attempts to measure environmental impact numerically at every stage of operations, and has implemented voluntary initiatives to reduce its overall environmental impact.

Product Lifecycle and the Environment



Development/ Production
Exhaust gas emissions/ Effluent waste
Purchasing raw materials
Resources/ Energy
Distribution/ Sales
Exhaust gas emissions, etc.
Recovery/ Recycling
Use/ Consumption
Effluent/ Household garbage

Lifecycle of Business Operations and Environmental Load



INPUT
Raw materials 956,000 tons
Packaging materials 145,000 tons
Circulative resources 107,000 tons
INPUT
Energy input
(Crude oil equivalent) 210,000 kiloliters
Water consumed 11,637,000 tons
INPUT
Fuel
(Crude oil equivalent) 35,000 kiloliters
Purchasing raw materials
Total production 1,659,000 tons
Development/ Production
Distribution/ Sales
Use/Consumption
OUTPUT
Greenhouse gas emissions 485,000 tons
SOx emissions 43 tons
NOx emissions 664 tons
Chemical substances discharged (subject to PRTR) 5 tons
Wastewater effluent 9,465,000 tons
COD emissions 77 tons
Waste discharged 30,000 tons
Final disposal amount of waste 500 tons
OUTPUT
Estimated CO2 emissions* 92,000 tons
SOx emissions* 28 tons
NOx emissions* 735 tons
OUTPUT
Containers and packaging materials disposed 79,000 tons
Plastic 49,000 tons
Paper 26,000 tons
Metal/glass 4,000 tons
Recycled resources
Recovery/ Recycling
Disposal
Incineration/ Landfill

Note: Data for domestic Kao Group companies only (excluding Kanebo Cosmetics Inc.)
*Estimated CO_2, SOx and NOx emissions are calculated from estimated transport volume of consumer products (from factory to distribution center) and chemical products.

Further information on Kao's approach to environmental issues is available at
http://www.kao.co.jp/en/company/environment/index.html


The Kao Teacher Fellowship supports overseas research in Canada.


Asian Children's Cultural Festival


Information exchange with NPOs/ NGOs at Heart Pocket Club meeting

Kao Teacher Fellowship

Education, environmental conservation and the welfare of future generations are key emphases of Kao's corporate social responsibility (CSR) activities, and elementary and junior-high school teachers have a key role in these areas. In cooperation with Earthwatch Japan, a specified non-profit organization (NPO) and Japanese division of the international non-governmental organization (NGO) Earthwatch Institute, the Kao Teacher Fellowship supports Earthwatch Japan's Biodiversity Project by providing teachers with volunteer opportunities to participate in overseas field research projects during their summer vacation. Working with leading scientists, participants gain valuable and exciting insights into biodiversity they can then use to enhance environmental education in their communities and schools.

Sponsorship of the Tenth Annual Asian Children's Cultural Festival

A core theme of CSR at Kao is educating the next generation, and sponsorship of the Tenth Annual Asian Children's Cultural Festival (ACCF) expresses this commitment. The event took place in December 2005 in Cambodia at Siem Reap, where Angkor Wat is located. Children from seven Asian nations attended the festival. The Kingdom of Cambodia and the Shanti Volunteer Association, an NGO that supports education in developing countries, were the main sponsors of the event. Participants included seven Japanese junior high school students who are members of a Japanese drumming group from Tokamachi, Niigata Prefecture, which was affected by the Chuetsu Earthquake in 2004. Events included dancing presentations against the backdrop of the magnificent structures of Angkor Wat.

The ACCF has been held with the participation of the *Shanti Volunteer Association every year since 1996.* This uniquely Asian event promotes both cultural exchange and pride in the culture of the participating nations. It provides a wonderful opportunity for children from Japan and other Asian countries to share and learn, and Kao intends to continue supporting this important cultural event.

Heart Pocket Club

The Kao Group created the Heart Pocket Club in Japan in April 2004. Participating employees choose an amount to donate from their salaries each month to support social causes, and Kao provides matching funds. The Heart Pocket Club supports NPOs, NGOs and citizen organizations, and also supports social activities for members and wide-area disaster recovery efforts.

In March 2006, the Heart Pocket Club held its third annual meeting, which provided an opportunity to promote exchanges between NPOs/NGOs and Kao employees. Eight NPOs and NGOs participated in the meeting and made presentations on their activities, providing a meaningful opportunity for club members to learn of the broadly based efforts of the organizations the club assists. The quiet commitment of the Heart Pocket Club exemplifies the Kao Group's goal of a sincere relationship with society.

Further information on Kao's approach to community and cultural activities is available at
http://www.kao.co.jp/en/company/citizenship/index.html

Basic Position on Corporate Governance

Kao's basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. Kao considers corporate governance to be one of its most important managerial tasks.

Directors, Board of Directors, Executive Officers and Committees

In June 2002, Kao introduced the Executive Officer system to promote the separation of supervision and execution.

Currently, Kao has 15 Directors including two Outside Directors, and 19 Executive Officers including 11 who serve concurrently as Directors.

Kao has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to the compensation and nominating committees of the "Company with three committees" system under the Japanese Corporation Law.

Audit System

Four Corporate Auditors including two Outside Corporate Auditors constitute the Board of Corporate Auditors. The Outside Auditors have no special interest with Kao. The auditing activities of Corporate Auditors include attendance at important meetings, auditing of key operations and divisions, and investigations of affiliates. In addition, Corporate Auditors regularly conduct various meetings such as quarterly opinion exchange meetings with Representative Directors; briefing sessions on audit plans and audit results with the Accounting Auditor; and semiannual conferences of Corporate Auditors of domestic group companies.

To further strengthen its audit system, Kao has established the Corporate Audit Services Department, which is responsible for conducting internal audits on the appropriateness of business processes and the propriety and efficiency of the management of Kao and its affiliates.

Kao employs the accounting firm, Tohmatsu & Co., to provide accounting services in accordance with the Japanese Corporation Law and perform audits in accordance with the Securities and Exchange Law. Tohmatsu & Co. voluntarily ensures that none of its employees is involved in auditing Kao for more than a prescribed period of time.

Internal Control and Risk Management System

On September 1, 2005, Kao established an Internal Control Committee (Committee Chairman: President and CEO) as one of the administrative functions of the Management Committee, to hold discussions and make decisions on fundamental policy or operational planning of internal control, monitor the activities of relevant committees and confirm the effectiveness of internal control activities. The six committees have been placed under the Internal Control Committee as shown in the corporate structure below.

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures

Corporate Governance Structure (as of June 2006)


Shareholders Meeting
Accounting Auditor
Board of Corporate Auditors
Monitoring
Audit
Board of Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Management Committee
CSR Committee
Internal Control Committee
Disclosure Committee
Compliance Committee
Trade Secret (TS) & Personal Information Committee
Risk Management Committee
Committee for Responsible Care Promotion
Quality Assurance Committee
Compliance Reporting Hotline
Outside Lawyers
Consultation
Corporate Audit Services
• Administrative Divisions
Accounting & Finance
Legal & Compliance
Risk Management
Environment & Safety
Product Quality Management
Others
• Business Divisions • Production & Engineering • Research & Development
Investigation
(Attendance)
Conference by Corporate Auditors of Domestic Group Companies
Subsidiaries/Affiliates
Corporate Auditors
Board of Corporate Auditors
Certified Public Accountants

takes place in meetings of the Board of Directors or the Management Committee. Risks in business operations are managed in accordance with Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

Status of Measures Concerning Respect for the Standpoint of Stakeholders

- *Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.*

  The Kao Way, an essence of the Company's corporate philosophy, states that "Our mission is 'to strive for the wholehearted satisfaction of the lives of people globally through the Company's core domains of cleanliness, beauty and health.'" The "Vision" section of the Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." In addition, the Principles of Corporate Ethics in Kao's Business Conduct Guidelines states that "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao's conduct guidelines to respect the standpoint of stakeholders.

- *Implementation of Environmental Preservation Activities and CSR* Activities*

  The CSR Committee, chaired by the President & CEO, and the Committee for Responsible Care Promotion, chaired by a member of the Board of Directors, draw up and review basic policies for business activities, and have set up specialized sections to promote concrete activities on a day-to-day basis. The CSR Report reports on Kao's position on CSR and its various CSR-related activities.

  * Corporate Social Responsibility

- *Formulation of Policies, Etc., for Information Disclosure to Stakeholders*

  The Disclosure Committee, formed in September 2005, formulated a basic policy in May 2006. The policy includes Kao's commitment to disclosing information to shareholders, investors and all stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like provided by Tokyo Stock Exchange, in compliance with the Corporation Law, the Securities and Exchange Law and various ordinances.

Information Concerning Hostile Takeover Defenses

The Company decided not to submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders held in June 2006. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao's stock on a long-term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends*. The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao's stock price in the market and its market value, which will in turn discourage hostile takeovers that could not be in the best interests of shareholders. At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

* The Company has set a target payout ratio of 40 percent on a consolidated basis.

Further information on Kao's approach to corporate governance is available at
http://www.kao.co.jp/en/company/governance/index.html

Executive Officers



Takuya Goto
Chairman of the Board



Motoki Ozaki
Representative Director, President and Chief Executive Officer



Toshio Hoshino
Representative Director, Senior Executive Vice President

Board of Directors

* Holds the post of Executive Officer concurrently ** Outside Director

Takuya Goto
Chairman of the Board

Motoki Ozaki*
Representative Director, President and Chief Executive Officer

Toshio Hoshino*
Representative Director, Senior Executive Vice President

Takuo Goto*
Executive Vice President
Senior Vice President, Global Production & Engineering

Hiroshi Kanda*
Executive Vice President
President, Global Consumer Products

Norihiko Takagi*
Executive Vice President
President, International Business – Consumer Products

Shunichi Nakagawa*
Executive Vice President
Vice President, Legal & Compliance – Global
Vice President, Global Corporate Communications

Toshihide Saito*
President, Chemical Company

Shinichi Mita*
Vice President, Global Accounting & Finance

Tatsuo Takahashi*
President and Chief Executive Officer, Kao Hanbai Company, Ltd.

Masato Hirota*
President, Global Prestige Cosmetics

Toshiharu Numata*
President, Global R&D

Toshio Takayama
Chairman, Kanebo Cosmetics Inc.

Atsushi Takahashi**
Representative Director
Chairman of the Board, The Sumitomo Trust & Banking Co., Ltd.

Osamu Shoda**
Representative Director
Chairman of the Board, Nisshin Seifun Group Inc.

Corporate Auditors

*** Outside Corporate Auditor

Tsuneo Ejiri
Full-time Corporate Auditor

Shoichi Otake
Full-time Corporate Auditor

Satoshi Ito***
Corporate Auditor, Certified Public Accountant

Tadashi Oe***
Corporate Auditor, Attorney at Law

Executive Officers

Yoshiiku Hirai
Vice President, Global Lifestyle Research

Yoshitaka Nakatani
Vice President, Global Production & Engineering

Shinichiro Hiramine
President and Chief Executive Officer, Kao Corporation Shanghai

Ken Hashimoto
Vice President, Global Procurement

Hisao Mitsui
Vice President, Global Production & Engineering (Fabric & Home Care)

Shigeru Koshiba
President, Global Fabric & Home Care

Shoji Kobayashi
Vice President, Oleo Chemical Business – Chemical Company

Takuji Yasukawa
President, Global Health Care

Yasushi Aoki
Vice President, Global Human Capital Development

Michitaka Sawada
Vice President, Global R&D (Feminine & Baby Care)

Masumi Natsusaka
President, Global Personal Care (Skin Care & Hair Care)

William J. Gentner
President and Chief Executive Officer, Kao Brands Company

(As of June 29, 2006)

Review of Operations



Consumer Products Segment

Japan
- Personal Care
- Fabric and Home Care
- Feminine and Baby Care
- Health Care

Overseas
- Asia and Oceania
- North America and Europe

Prestige Cosmetics Segment

Chemical Products Segment


Consumer Products
Prestige Cosmetics
Chemical Products
19%
18%
9%
5%
77%
72%
Outer circle: Net Sales*
Inner circle: Operating Income*

Net Sales
(Billions of yen)
(Years ended March 31)


1,000
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006

Operating Income
(Billions of yen)
(Years ended March 31)


140
120
100
80
60
40
20
0
2002
2003
2004
2005
2006

Note: Net sales to outside customers only.
Operating income excludes eliminations.

Consumer Products Segment

Japan	Personal Care
	Fabric and Home Care
	Feminine and Baby Care
	Health Care
Overseas	Asia and Oceania
	North America and Europe

Prestige Cosmetics Segment

Chemical Products Segment

- Sales of personal care products increased 4.0 percent to ¥187.9 billion.
- In the shampoo and conditioner category, the Kao Group increased sales by improving the premium brand *Asience*, as well as adding new treatment products, in response to diversifying consumer needs.
- In the facial care category, Kao launched *Bioré Marshmallow Whip* facial foam. Sales of *Bioré U* rose substantially in the second year since its launch, and renewals of body cleansers *Bioré U for Smooth & Healthy Skin* and *Bioré U for Smooth & Moisturized Skin* earned strong consumer support.



- Sales of fabric and home care products decreased 1.4 percent to ¥237.6 billion.
- Sales of laundry detergents grew with the introduction of renewed *Attack* liquid laundry detergent with strong deodorizing power and the launch of *New Beads with Fabric Softener.*
- Sales of dishwashing detergents expanded due to the addition of a new variety of *Family Kyukyutto*, and the launch of a new product for automatic dishwashers.
- The launches of *Resesh* fabric freshener and *Quickle Wiper Wax Coat Sheet* achieved strong sales while expanding the market.

- In the area of feminine care, sales increased as *Laurier F* sanitary napkins, which alleviate skin stress, gained steady consumer support and sales of panty liners grew.
- Kao continued to renew products in the disposable baby diaper category to enhance product performance and raise brand value.
- Overall sales were higher than in the previous fiscal year. Sales of *Relief* adult incontinence products continued to increase as the market expanded.



- In the health care category, Kao responded to increasing health consciousness with efforts to expand the number of regular users.
- Sales of *Healthya* tea drinks declined with the consolidation into a group of loyal drinkers following the cooling off of the boom in popularity of catechins.
- In the *Econa Healthy* line, competition increased.
- Response was positive to the launch of *Megurism Steam Thermo Power Pad* (general medical device).



- Sales in Asia and Oceania increased 6.9 percent to ¥57.2 billion. Asian markets are undergoing major structural changes, with changing consumer needs and the continuing entry of global retail chains. In addition, competition among companies continues to intensify.
- The Kao Group is working toward building a unified management structure that encompasses all of Asia, including Japan. In China, where Kao has been restructuring for the past few years, these efforts began to show results and sales rose.



- Sales in North America and Europe increased by 8.1 percent to ¥115.3 billion.
- Kao Brands Company in the U.S. launched *natural glow* under the *Jergens* skin care brand. Sales of this product, which gives skin a healthy tan color while moisturizing, grew strongly.
- In the hair care products category, *John Frieda Radiant Red*, a new product for maintaining the beauty of red hair, performed well. KPSS – Kao Professional Salon Services GmbH expanded sales by offering new hair coloring products that incorporate the latest trends and a new styling line.

- Sales of prestige cosmetics increased 8.9 percent to ¥85.2 billion.
- In the Japanese market, Kao conducted activities to further enhance and strengthen products and counseling for the *est* brand in department stores and the *Alblanc* brand in the supermarket and drugstore channels.
- Under the *Sofina* brand, Kao made improvements to products such as *Rise* and *Vital Rich* skin care products and *Fine-Fit* foundation.



- Sales totaled ¥208.9 billion, an increase of 6.0 percent (excluding the effect of currency translation, the increase was 4.7 percent).
- **Japan:** Overall sales increased 2.7 percent to ¥114.5 billion.
- **Asia:** Sales in Asia increased 13.5 percent to ¥53.6 billion.
- **North America and Europe:** Overall sales increased 12.7 percent to ¥72.2 billion.



Fabric and Home Care







- Laundry detergents
- Fabric softeners
- Bleach
- Dishwashing detergents
- Kitchen cleaning products
- House cleaning products
- Paper cleaning products
- Pet care products

Health Care










- Healthy cooking oil
- Healthy dressings
- Healthy mayonnaise
- Healthy drinks
- General medical device

North America and Europe













- Skin care products
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Antiperspirants/deodorants
- Professional hair care products

Chemical Products Segment






- Fatty acids
- Fatty alcohols
- Fatty amines
- Glycerin
- Edible oils
- Concrete additives
- Asphalt emulsifiers
- De-inking agents
- Fragrances and aroma chemicals
- Agrochemical additives
- Disinfectant cleaners
- Water treatment chemicals
- Cleaners for electronic parts
- Plastics additives
- Rubber processing agents
- Copier and printer toner and related products
- Polyurethane for shoe soles

Personal Care










- Soaps
- Skin care products

- Shampoos, conditioners and hair treatment products
- Hair styling agents

- Hair coloring agents
- Men's products

- Bath additives
- Oral care products

Feminine and Baby Care









- Sanitary napkins
- Hygiene care products
- Disposable baby diapers
- Incontinence products

Asia and Oceania










- Skin care products
- Shampoos, conditioners and hair treatment products

- Hair styling agents
- Laundry detergents

- House cleaning products

- Sanitary napkins

Prestige Cosmetics Segment










- Skin care
- Foundation
- Makeup
- Modern luxury goods

— Japan

(Billions of yen)



495.9
500.9
514.1
536.9
539.1
2002
2003
2004
2005
2006

Net sales of the Consumer Products segment in Japan increased 0.4 percent to ¥539.1 billion. As declining retail prices and rising raw material prices pressured operating income, the Kao Group worked to increase sales volume, reduce costs and deploy expenditures more efficiently. However, operating income declined.

Personal Care

Overview

The decline in retail prices over the past several years appears to have bottomed out during fiscal 2005. Particularly in the personal care area, consumers are increasingly inclined to spend more for brands and products they like, and prices for hair styling and oral care products are rising. Kao increased sales in this business by further raising the added value of its products.

Key Initiatives and Results in Fiscal 2005

In the hair care category, the operating environment grew more challenging as competitors aggressively invested in advertising and publicity. Kao extended the premium *Asience* brand with two leave-in treatments, *Hair Beautifying Mist* and *Hair Beautifying Lotion* in April 2005, and the re-launch of shampoo, conditioner and treatment in October 2005, the second anniversary of the brand's debut. Customer support increased sales.

For *Bioré U* body cleanser, the concept of products that are gentle on the skin continued to win support from consumers. In particular, the April 2005 renewal of *Bioré U for Smooth & Healthy Skin* and the September 2005 launch of *Bioré U for Smooth & Moisturized Skin* contributed to results. These responded to consumers' seasonal preferences with a refreshing product for summer and a moisturizing product for winter. *Bioré U Foam Hand Soap*, launched in February 2004, also continued to sell well.



Bioré.

New facial foam *Bioré Marshmallow Whip* immediately attracted consumers.

In the facial care category, core product *Bioré* facial cleanser marked its 25th anniversary with a renewal that made it even gentler on the skin. Launched in February 2006, *Bioré Marshmallow Whip* facial foam uses a pump dispenser to produce bouncy lather that cannot be achieved using the hands alone. Kao also added value with a distinctive container, resulting in strong sales immediately after the launch. These efforts helped Kao secure the top position in the facial care category.

In the bath additive category, consumers are seeking more personalized products that offer relaxation for both the body and mind. In addition, as with body cleansers, more consumers want a greater range of fragrances. Kao responded by extending the *Bub* lineup of bath additives with the *Koto no Sansaku* (Going Back in Time) series in August 2005. The *Emorica* brand of medicated bath additives supplements moisture in dry skin and helps improve conditions such as rough skin, eczema and heat rash. In September 2005, Kao launched an improved version of *Emorica* with more moisturizer and *Emorica Moist Aroma*, which contains a blend of three fragrances for a rich aroma.



New
バブ
古都の散策

A new series of *Bub* bath additives is successfully introduced every season.

Issues for Fiscal 2006 and Beyond

As competition intensifies, Kao will place top priority on having the number-one brand in each category. In addition, research centers will work with product development to create products with high added value. Moreover, the entire Kao Group will work to strengthen its

brands with elements that offer consumers pleasure in use in addition to functionality. Such elements include ease of use, fragrance, promotion of relaxation and product packaging.

In the hair care category, continuing efforts to strengthen the premium brand *Asience* have included the April 2006 launch of *Asience Rich and Condensed Hair Mask*, a premium treatment for luxurious care of both the hair and spirit.

In the facial care category, *Bioré Cleansing Cotton Smooth Oil In*, which was introduced in April 2006, removes even waterproof mascara. This product is expected to further strengthen the *Bioré* brand in the diversifying market for makeup removers.

In the summertime bath additives category, consumers are looking for products that relax both the body and the spirit. *Bub Bath Additives Cool – Asian Resort*, launched in April 2006, leaves the skin feeling cool and refreshed and features a new scent. In addition, Kao will promote summertime skin care with *Emorica Medicated Bath Additives – Cool Aroma* to boost its total market share.







Product extensions further enhance *Asience* brand value.

Fabric and Home Care

Overview

Retail prices continued to decline, albeit gradually. Launches of new laundry detergent products increased sales volume and net sales. In the fabric softener category, growing demand for fragrances and deodorizing functions stimulated the market, but intensifying price competition impacted Kao's results. The launch of new dishwashing detergents contributed to overall sales. In addition, Kao introduced the new fabric freshener category, substantially expanding the market as a whole. Kao achieved year-on-year sales growth in this business for the first time in three years.


リセッシュ

The fabric freshener market expanded with the introduction of *Resesh.*


やわらか、さっぱりの肌ざわり
ふんわり
ビーズ
1.1kg

Known for their whitening powers and fragrance, *New Beads* and *New Beads with Fabric Softener* were introduced to meet consumer needs.

Key Initiatives and Results in Fiscal 2005

Kao expanded its share of the laundry detergent market with the September 2005 launch of *New Beads* for consumers who want detergent with fabric softener. In the dishwashing detergent category, *Family Kyukyutto* was launched in April 2004, featuring strong cleaning power and a stylish bottle. A line extension that aims to attract new customers contains citric acid, which is as tough on grease as the original *Family Kyukyutto* and also dissolves and removes water stains on the sink.

In the fabric freshener category, Kao launched *Resesh* in August 2005. This product, which employs the new concept of using the power of natural green tea to deodorize and kill germs, expanded the market and contributed to sales.

Issues for Fiscal 2006 and Beyond

As consumer needs in this business area diversify, Kao is developing products to meet them. For example, consumers have been looking for additional functions besides just cleaning from laundry detergents. Kao aims to expand the market by further strengthening *Attack*, Japan's number-one laundry detergent brand, and will launch *New Beads* in the growing liquid detergent segment.

Kao will also reinforce its position in the fabric softener market with the launch of *Humming Flare*, which features a double anti-bromine and deodorant effect, in addition to a relaxing herbal scent.


New
タバコを防臭
汗を消臭
ハミング
フレア

Humming Flare relaxing herbal scented fabric softener is for consumers who seek more than softness.

Feminine and Baby Care


Merries
walker
M56

Merries Pants Stretch Walker baby diapers make walking easier.

Overview

The market for sanitary napkins continued to shrink due to an ongoing decline in the target consumer population. However, the rising percentage of working women in Japan has strengthened the market for advanced products that alleviate skin stress caused by longer use. Launches of high-added-value products are raising unit prices, thus slowing the overall decline in prices. In these conditions, Kao's sales increased steadily.

In the baby diaper category, users of pants-type diapers are increasing as children begin to wear them at earlier ages. However, because the incomes of younger target households have been declining, this market is becoming polarized between households that choose low-priced products and those that prefer additional functions even at a somewhat higher price. Kao focused on the growing pants-type segment, and increased its market share with steady sales growth.

The market for adult incontinence products is increasing with the aging of Japan's population, and pants-type products and pads for mild incontinence contributed to expansion. Kao's growth in this category exceeded that of the overall market.

Key Initiatives and Results in Fiscal 2005

Additions to the lineup of *Laurier* brand sanitary napkins in response to diversifying consumer needs in areas such as lifestyle and volume of flow included *Laurier Super Slim Guard* series and *Laurier Kirei Style* panty liners. The October 2004 launch of *Laurier F* sanitary napkins, which alleviate skin stress, created a market for high-value-added products, and Kao continued working to nurture this product. As a full-protection, highly absorbent sanitary napkin that provides a soft, gentle feeling on the skin, *Laurier F* has gained particular support from women who experience skin stress. *Laurier F* applies the skin care expertise of Kao's research and development to feminine hygiene products.

In the baby diaper category, Kao improved tape-type products for newborns and small-sized diapers while enhancing sampling, strengthening sales channels and implementing measures to promote loyalty to the *Merries* brand. For pants-type diapers, in September 2005 Kao launched *Merries Pants Stretch Walker*, the first pants-type disposable diaper designed to make walking easier for toddlers or soon-to-be toddlers.

The *Laurier F* feminine care brand is expanding its product lineup.




PANTYLINER

In the adult incontinence product category, *Relief Disinfectant and Deodorant Underwear Style Pants*, aimed at people using pants-type adult diapers for the first time, have won support for their thinness and softness. Kao also introduced *Free Day Soft on Skin Liners*, a high-value-added pad for mild incontinence. This product was designed from the standpoint of skin care, like Kao's sanitary napkins, thus differentiating it from competing products.

Issues for Fiscal 2006 and Beyond

Further enhancements to the *Laurier F* sanitary napkin lineup will aim to establish the market for products that relieve skin stress.

For baby diapers, Kao will take measures to further raise the value of the *Merries* brand. For adult incontinence products, Kao will focus on products that support independence to make active seniors less resistant to using them. At the same time, efforts to develop products and provide information will consider the needs of nursing care providers.

Health Care

Overview

Kao's *Econa* series created the market for healthy cooking oils. However, other companies have followed with their own products approved as Foods for Specified Health Use (FOSHU) and launched price offensives, leading to heightened competition. Kao's May 2003 launch of healthy tea drinks spurred a "catechin boom" in Japan, and they were consumed outside the target segment of people in their thirties and older who are concerned about body fat. Now that the initial boom has passed, these drinks are purchased mainly by their core target consumer segment.

Key Initiatives in Fiscal 2005

Sales of *Econa Healthy Cooking Oil* have risen each year since its launch in 1999, but heightened competition led to a year-on-year decline in fiscal 2005.


ヘルシア
ウォーター
healthya

The new flavor from *Healthya* was introduced in May 2006, amid expectations for a rebound by the brand.

Until now, *Econa* has built the market for healthy cooking oils and has grown on the basis of its superior quality, but sales are being pressured by the launch of competing products with similar functions, as well as slightly cheaper products that evoke a healthy image without obtaining FOSHU approval. However, as Japan's society ages, the population of the generation most concerned about health will increase, and reaching this group will be crucial for future growth.

In March 2005, Kao added *Healthya Oolong Tea* to *Healthya Green Tea* as the second product in the *Healthya* series of healthy tea drinks to attract new regular drinkers. Sales declined sharply from the previous year as this brand's initial boom in popularity has faded, although the number of loyal customers is growing.

In categories other than functional foods, Kao launched *Megurism Steam Thermo Power Pad*, a general medical device, in October 2005. Using a sheet that generates heat and steam, this product helps improve blood circulation in areas where it is applied, comfortably warming chills due to poor circulation. It also relieves muscle pains and fatigue, as well as improving gastrointestinal functioning. The steam-generating mechanism of *Megurism* is patented, and Kao will cultivate it as a proprietary product that other companies cannot duplicate.





The *Econa* brand continues to be a leader in the healthy cooking oil category.

Issues for Fiscal 2006 and Beyond

Japanese consumers are beginning to hear warnings about metabolic syndrome, a condition that causes various illnesses through the accumulation of visceral fat in internal organs. These so-called lifestyle diseases include obesity, hypertension, diabetes and hyperlipidemia. *Econa* and *Healthya* act directly to reduce visceral fat, and Kao will work to inform consumers who need them of these products' health value. In addition to advertisements, publicity methods will include supplying information to nutritionists and working with hospitals.

For the *Healthya* series, Kao will introduce *Healthya Water*, a sports drink, to expand the number of loyal drinkers. Using its technology, Kao succeeded in further reducing the bitter taste of highly concentrated catechins, and plans to attract people who considered existing *Healthya* products too bitter and difficult to drink.

By conducting robust research and development, Kao will add to the current health care product lineup by incorporating the results of its research to create products that support the health of consumers.



Megurism supports healthy and active lifestyles by improving blood circulation.

Asia and Oceania



(Billions of yen)
59.4
64.2
60.0
53.5
57.2
2002
2003
2004
2005
2006

Net sales of the Consumer Products segment in Asia and Oceania increased 6.9 percent to ¥57.2 billion. The fall 2005 launch of the *Asience* hair care brand in Taiwan and Hong Kong, with coordinated marketing and sales activities in Japan and local markets, increased sales. A new factory in Thailand was completed and commenced operations during the fiscal year.



The premium hair care brand *Asience* is attracting young consumers in Taiwan.

Overview

Asian consumers have been focusing more on value-added products in recent years as a result of rapidly changing needs, diversifying purchasing patterns and upgraded living environments. In addition, the rise of global retailers is significantly changing the structure of distribution and retail channels, and competition among manufacturers is becoming more severe. Under these circumstances, Kao's performance started to show a recovery in Asia. However, income growth, partly yielded by Kao's cost-cutting measures, did not fully offset the effects of rising raw material prices.

Key Initiatives and Results in Fiscal 2005

In China, Kao's structural reforms since autumn 2004 have included focusing on specific cities for marketing activities and specific brands, and using distributor channels as well as the direct sales channel. As a result, performance is trending toward recovery as sales of Kao products to retailers have been steadily increasing. In Taiwan and Hong Kong, Kao's launch of the *Asience* line of hair care products in November 2005 responded to consumer demand for high-value-added products. Based on the concept of "Asian Beauty," this brand has focused on Asia since the product development stage. Kao first launched *Asience* in Japan in October 2003, and has adapted marketing techniques to environments in each area. This is one example of the initiatives in Kao's current "Asia Harmonization" program, which views Asia as a single region including Japan. This program aims to quickly grasp and respond to market changes. Kao is implementing the program in domains ranging from standardization of business operations to marketing activities and human resource management.

In the ASEAN region, a new manufacturing plant commenced operations in Thailand. Sales were solid in Thailand and Indonesia. As part of its close-to-the-consumer approach, Kao visited homes to observe local housekeeping behaviors and used its findings to propose new product ideas. For example, *Attack* laundry detergent with fabric softener was launched in Indonesia in July 2005, and was particularly well accepted for making ironing smoother. In addition, the *Laurier* feminine hygiene product line is an area of strategic focus in Asia, where many women work. Kao responded to the diversity of women's attitudes in each Asian country and expanded market share with launches of a new product that provides extra protection in Thailand and Indonesia, and a super-slim type in Shanghai.

Issues for Fiscal 2006 and Beyond

Based on the core concept of harmonizing operations in Asia with those in Japan, Kao will take further steps into Asian countries and explore consumer needs. These efforts will not be driven solely from Japan, but will be executed together with local employees. This approach will facilitate further development of human resources on a regional scale. Moreover, in strengthening marketing and sales activities, Kao will make further use of SAP enterprise resource planning systems and enhance Efficient Consumer Response (ECR) activities to strengthen relationships with global retailers. At the same time, Kao will reinforce its strong, established relationships with local retailer chains by proposing planograms for retailers' shelves to match consumer lifestyles.

Asia is a growing market, and while competition will continue to be severe, Kao intends to position this region as the cornerstone of its medium- and long-term growth.



Attack
Softener
36

Attack plus Softener is the third product in the *Attack* laundry detergent line in Indonesia.

Consumer Products Segment — North America and Europe



Net sales of the Consumer Products segment in North America and Europe increased 8.1 percent to ¥115.3 billion. In the markets of North America and Europe, the Kao Group specializes in personal care products and has worked to establish products with high added value.



Net Sales
(Billions of yen)
76.2
87.5
102.0
106.7
115.3
2002
2003
2004
2005
2006

Overview

Premium beauty care is the focus of Kao's business in North America and Europe. Kao's technology is incorporated into each skin care brand to improve products by adding greater value. In hair care, Kao is aggressively introducing new products, though competition has intensified, especially in the United States. The skin care business was the main growth driver during fiscal 2005. Sales to the salon market were initially weak, but recovered from the second quarter onward as new products earned a positive response.



kms
moistrepair

The renewed *moistrepair* series of KMS products are for individuals seeking repair and moisturizing functions.



Jergens
natural glow
DAILY MOISTURIZER
Jergens

Hit products from the *Jergens* skin care brand are leading growth in sales.

Key Initiatives and Results in Fiscal 2005

Kao Brands Company (KBC) launched new and improved products that reflected the company's emphasis on higher added value and furthered its transformation into a premium beauty care company. In the skin care business, *Jergens natural glow* was launched in spring 2005. This tanning product is also a moisturizer that promotes a healthy skin tone, and it was a major hit that contributed strongly to KBC's growth during the year. In addition, *Bioré* gained recognition as a pore care brand, and the launch of the *Bioré Shine Control* series as a line extension in June 2005 added to sales results. The first major post-acquisition renewal of the *ban* line of antiperspirants repositioned it as a brand for the younger generation, and the target consumer segment responded enthusiastically. In the hair care business, a *John Frieda* product for red hair was launched, complementing established products for blonde and brunette hair. However, the market for hair color-based products has become highly competitive. In Europe, *Guhl* hair care products concentrated on key items to reinvigorate the brand. KPSS – Kao Professional Salon Services GmbH took measures to create a more stable and efficient business foundation. *Goldwell* brand coloring products performed well. Kao retooled its regional management system for greater efficiency, with the aim of profitable growth. Kao also began operating SAP systems in Europe, and reduced inventories as a result.

Issues for Fiscal 2006 and Beyond

KMS Research, Inc. will renew its product lineup for the first time since Kao acquired it in 2002 by developing the "New California" concept, which will apply Kao's beautifying technology to offer hair care solutions for all hair types. KBC will continue to enhance the *Jergens natural glow* line with the addition of new colors as well as a product for the face.

Prestige Cosmetics Segment

Net Sales
(Billions of yen)

2002	2003	2004	2005	**2006**
74.2	75.8	77.6	78.3	**85.2**

Net sales of the Prestige Cosmetics segment increased 8.9 percent to ¥85.2 billion. As consumer values, attitudes toward beauty, and retail channels change, the Kao Group worked to strengthen its product and sales capabilities in response to these changes.

Overview

Conditions have remained flat in the overall Japanese cosmetics market, despite expectations of a recovery since 2004. Although the low-priced and high-priced product sectors are growing, the market for products in the ¥2,000 to ¥5,000 range, the core of Kao's cosmetics business, has contracted and competition in this price range continues to intensify. Competition at drugstores is also increasing, while discount sales of cosmetics have expanded in recent years.

Amid these market conditions, Kao was able to maintain sales at the previous year's level in Japan. Overseas sales increased due to the addition of *Molton Brown*, a modern luxury goods brand acquired in July 2005.

Key Initiatives and Results in Fiscal 2005

Kao originally conducted its cosmetics business with one brand, *Sofina*, in all sales channels from drugstores and general merchandisers to department stores. However, Kao took its first step in proactively responding to the changes in distribution channels over the past several years with the 2002 launch of the *est* brand for exclusive sales in department stores, where it is sold along with *Sofina*. During fiscal 2005, Kao further strengthened *est* and increased sales by making forward investments to create exclusive *est* counters at a series of department stores.



Department store brand *est* offers a unique skin analyzing system.

In September 2004, Kao launched *Alblanc* at general merchandisers and drugstores that offer consumer counseling. This brand features a full lineup of new whitening and moisturizing skin care products that have gained attention for their effectiveness in helping to restore the skin's original tone. Development of sales outlets has been implemented as planned, and *Alblanc* made a strong contribution to sales.

In the special care category, a series of whitening and anti-wrinkle products that apply Kao's skin care technology gained strong consumer support. In April 2005, Kao launched two pore care products. *Very Very Pore Care Perfect Mousse*, part of the *Sofina Very Very* series targeting women aged 18 to 24, gained attention among customers concerned about preventing blackheads on the nose. In addition, *Sofina Pore Zone Care Essence* targets women concerned about increasingly visible pores on the cheeks, which generally occur from the late twenties onward. In the foundation category, Kao launched the strong-selling *Fine-Fit Base Foundation UV Liquid Type*, which gives dull skin with visible pores a fresh, natural look.

Overseas, Kao cosmetics are now sold in eight stores in Shanghai, where sales began in spring 2004. Most overseas manufacturers already have a presence in this market, and although Kao was a relative latecomer, it is establishing a foundation for future growth. The addition of *Molton Brown* will also be a strategic pillar in the overseas prestige cosmetics business.

Issues for Fiscal 2006 and Beyond

Kao will work to achieve further growth by responding quickly to changes in consumption and distribution. Continuing efforts to strengthen Kao's channel-specific sales approach will focus on store development for the *est* and *Alblanc* brands. In addition, in May 2006, Kao launched the skin care brand *HADA•KA*, targeting women in their twenties. This Japanese name combines the concepts of natural, makeup-free skin and science.

Kanebo Cosmetics Inc. became a consolidated subsidiary in February 2006. While continuing to operate independently, Kao and Kanebo Cosmetics will work to generate maximum synergy among their brands in order to expand sales and increase brand value.



Alblanc, based on Kao *Sofina*'s skin tone science research, is developing according to plan.

Net sales of the Chemical Products segment increased 6.0 percent to ¥208.9 billion. Operating income increased ¥1.4 billion from the previous fiscal year to ¥22.0 billion due to growth in sales volume of high-value-added products and cost reductions, which offset the effects of the rise in the cost of petrochemical raw materials.


(Billions of yen)
162.8
170.9
181.6
197.0
208.9
2002
2003
2004
2005
2006

Overview

With customers in virtually every industry, the Chemical Products segment mirrors the overall economy in terms of large-scale trends. From this perspective, the market environment was favorable. The Japanese economy maintained a moderate recovery, led by private-sector demand, while the expansion of the global economy continued, supported in part by high growth rates in the BRICs countries. However, crude oil prices remained high, while prices of natural fats and oils stabilized at a higher level than the previous year. These factors had a significant impact in driving up costs.

Under these conditions, the Chemical Products segment continued to carry out its mission of efficiently providing a stable supply of high-quality products. Growth was supported by reinforcement of global operations in the three business areas of oleo chemicals, performance chemicals, and specialty chemicals.



Timely capital investment resulted in sales growth of high-performance concrete admixtures.

Key Initiatives in Fiscal 2005

In the oleo chemicals business, a stable supply of fatty alcohols that take advantage of Kao's original technology platform expanded the market and increased sales globally. For further business growth, a new production facility under construction in the Philippines will meet increasing demand for fatty alcohols with the start of supply at the end of 2006. In addition, a new facility at a tertiary amines plant in Germany contributed to increased production.

In the performance chemicals business, restructuring included a shift of production facilities to a new plant in Thailand to meet rising demand in ASEAN countries, where growth potential is high. Sales of high-performance concrete admixtures increased, particularly in the United States and Europe, as customers responded positively to product features.

In the specialty chemicals business, Kao reinforced its tripolar business framework in Japan, Europe and the United States for toner and toner binder products for copiers and printers, supporting sales growth. Polishing agents for hard disks sold strongly, especially in Japan, benefiting from the expansion of the personal computer market.

Kao further promoted global management by business area for products sold worldwide. Meanwhile, Kao is promoting unified management in each region for products geared to the needs of local customers. As one example, Quimi-Kao, S.A. de C.V. of Mexico was placed under the umbrella of Kao Chemicals Europe, S.L. in April 2005 to integrate its operations with those in Europe. This is expected to generate synergy in the surfactants business, increasing sales and building an efficient operating structure.



Fatty alcohols continued to expand market share and increased sales globally.

Issues for Fiscal 2006 and Beyond

Cost increases for various raw materials spurred by the sharp rise in crude oil prices, as well as trends in natural oils and fats with high price volatility, have a significant impact on segment profits. Kao will work to develop more high-value-added products that incorporate its original technologies, and will make ongoing efforts to cut costs.

Consumer Products, Prestige Cosmetics, Chemical Products and Salon Business

Country/Area	Company			
Japan	Kao Hanbai Company, Ltd.	◍		
	Kanebo Cosmetics Inc.	◍		
	Kanebo Cosmetics Sales Co., Ltd.	◍		
	Kao Cosmetics Sales Co., Ltd.	◍		
	Nivea-Kao Company Ltd.	◍		
	Kao-Quaker Company, Ltd.		○	
China	Kao Corporation Shanghai	◍		
	Kao Commercial (Shanghai) Co., Ltd.	◍		
	Kao Chemical Corporation Shanghai		○	
	Zhongshan Kao Chemicals Ltd.		○	
	Kao (Hong Kong) Ltd.	◍		
	Kao Chemicals (Hong Kong) Ltd.		○	
Indonesia	P.T. Kao Indonesia	◍		
	P.T. Kao Indonesia Chemicals		○	
Malaysia	Kao (Malaysia) Sdn. Bhd.	◍		
	Fatty Chemical (Malaysia) Sdn. Bhd.		○	
	Kao Soap (Malaysia) Sdn. Bhd.	◍		
	Kao Oleochemical (Malaysia) Sdn. Bhd.		○	
	Kao Plasticizer (Malaysia) Sdn. Bhd.		○	
Philippines	Pilipinas Kao, Inc.		○	
Singapore	Kao (Singapore) Private Ltd.	◍	○	
Taiwan	Kao (Taiwan) Corporation	◍	○	
Thailand	Kao Consumer Products (Southeast Asia) Co., Ltd.	◍		
	Kao Commercial (Thailand) Co., Ltd.	◍		
	Kao Industrial (Thailand) Co., Ltd.	◍	○	
Vietnam	Kao Vietnam Co., Ltd.	◍		
Australia	Kao (Australia) Marketing Pty. Ltd.	◍		
Mexico	Quimi-Kao, S.A. de C.V.		○	
United States	Kao Brands Company	◍		
	Kao Specialties Americas LLC		○	
	ADM Kao LLC	◍	○	
Germany	KPSS – Kao Professional Salon Services GmbH			●
	Kao Chemicals GmbH		○	
Spain	Kao Corporation S.A.		○	
	Kao Chemicals Europe, S.L.		○	
United Kingdom	Molton Brown Ltd.	◍		

◍ Consumer Products/Prestige Cosmetics
○ Chemical Products
● Salon Business

Principal Officers of Major Subsidiaries

Country/Area	Company
Japan	Kao Hanbai Company, Ltd. Tatsuo Takahashi, President and CEO
	Kanebo Cosmetics Inc. Toshio Takayama, Chairman Kenji Chishiki, President
	Kao Cosmetics Sales Co., Ltd. Mikio Nakano, President and CEO
China	Kao Corporation Shanghai Shinichiro Hiramine, President and CEO
Malaysia	Fatty Chemical (Malaysia) Sdn. Bhd. Muneki Hirao, Managing Director
Philippines	Pilipinas Kao, Inc. Yoshinari Umehara, President and CEO
Taiwan	Kao (Taiwan) Corporation Kozo Saito, President and CEO
Thailand	Kao Consumer Products (Southeast Asia) Co., Ltd. Norihiko Takagi, President and CEO
	Kao Industrial (Thailand) Co., Ltd. Shigeru Ueyama, President and CEO
United States	Kao Brands Company William J. Gentner, President and CEO
	Kao Specialties Americas LLC Harvey L. Lowd, President and CEO
Germany	KPSS – Kao Professional Salon Services GmbH Thomas Dieckhoff, President and CEO
Spain	Kao Chemicals Europe, S.L., Europe Headquarters for Chemical Products Noriaki Sato, President and CEO

(As of July 1, 2006)

Contents

Management's Discussion and Analysis

11-Year Summary

Kao Corporation and Consolidated Subsidiaries

Years ended March 31	2006	2005	2004	2003
For the year:				
Net sales	¥971,230	¥936,851	¥902,628	¥865,247
Consumer Products	704,034	690,007	670,438	646,413
Prestige Cosmetics	85,247	78,294	77,648	75,833
Chemical Products	208,890	196,989	181,621	170,935
Eliminations	(26,941)	(28,439)	(27,079)	(27,934)
Japan	708,056	703,085	673,657	654,595
Asia and Oceania	110,898	100,282	101,452	101,555
North America and Europe	—	—	—	—
North America	95,168	83,638	79,907	75,796
Europe	109,486	93,804	84,899	67,845
Eliminations	(52,378)	(43,958)	(37,287)	(34,544)
Operating income	120,135	121,379	119,706	114,915
Net income	71,140	72,180	65,359	62,462
Capital expenditures	203,595	54,318	51,823	84,544
Depreciation and amortization	60,758	56,794	58,166	58,310
Cash flows	107,943	109,704	106,430	104,436
Research and development expenditures	40,262	39,764	38,506	37,713
(% of Sales)	4.1%	4.2%	4.3%	4.4%
Advertising expenditures	83,770	84,157	82,773	74,277
(% of Sales)	8.6%	9.0%	9.2%	8.6%
At year-end:				
Total assets	1,220,564	688,974	723,891	720,849
Total shareholders' equity	509,676	448,249	427,757	417,031
Number of employees	29,908	19,143	19,330	19,807
Per share:				
Net income	¥ 130.58	¥ 131.16	¥ 119.06	¥ 108.05
Cash dividends	50.00	38.00	32.00	30.00
Shareholders' equity	935.11	821.47	782.14	744.56
Weighted average number of shares outstanding during the period (in thousands)	544,127	549,626	547,865	576,770
Key financial ratios:				
Return on sales	7.3%	7.7%	7.2%	7.2%
Return on equity	14.9	16.5	15.5	14.2
Equity ratio	41.8	65.1	59.1	57.9

Notes: 1. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000. Net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics.

2. Prestige Cosmetics results for 1998 and prior years are consolidated under Consumer Products.

3. Net sales by geographic segment include intersegment sales. Net sales in North America and Europe are presented separately from 2002.

4. Cash flows are defined as net income plus depreciation and amortization minus cash dividends.

5. Net income per share is computed based on the weighted average number of shares outstanding during the respective years. From the year ended March 31, 2003, the portion of net income unavailable to common shareholders, such as directors' bonuses, which is included in the appropriation of retained earnings, is deducted from net income for the calculation of net income per share. The same method is applied to the calculation of shareholders' equity per share.

6. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.

2002	2001	2000	1999	1998	1997	1996
	Millions of yen					
¥839,026	¥821,629	¥846,922	¥924,596	¥907,249	¥901,402	¥835,597
626,047	607,826	632,423	656,197	696,800	705,332	675,883
74,176	72,579	70,890	74,450	—	—	—
162,802	167,893	172,401	193,949	210,449	196,070	159,714
(23,999)	(26,669)	(28,792)	—	—	—	—
648,188	655,470	673,456	672,123	674,640	696,022	673,051
93,499	84,137	86,176	104,694	101,726	83,588	69,589
—	105,287	111,043	178,933	162,092	148,171	118,004
70,274	—	—	—	—	—	—
57,625	—	—	—	—	—	—
(30,560)	(23,265)	(23,753)	(31,154)	(31,209)	(26,379)	(25,047)
111,728	107,099	99,182	91,664	72,868	72,101	66,509
60,275	59,427	52,147	34,714	24,495	27,594	24,531
49,537	60,741	37,564	69,016	59,012	65,283	79,254
58,484	58,856	67,270	71,202	81,405	73,592	70,623
103,657	104,702	108,158	96,310	97,046	93,073	87,950
37,543	37,049	38,062	36,062	37,843	37,929	37,544
4.5%	4.5%	4.5%	3.9%	4.2%	4.2%	4.5%
66,069	65,758	64,354	71,752	65,404	61,012	58,592
7.9%	8.0%	7.6%	7.8%	7.2%	6.8%	7.0%
772,145	783,760	750,016	751,725	778,762	807,124	756,849
459,731	462,988	474,979	451,777	424,430	379,552	359,812
19,923	19,068	16,088	—	—	—	—
	Yen					
¥ 100.43	¥ 96.69	¥ 83.45	¥ 55.98	¥ 40.10	¥ 45.92	¥ 40.85
26.00	24.00	20.00	16.00	15.00	14.00	12.50
779.44	760.05	765.59	727.01	684.90	631.54	598.71
600,150	614,608	624,917	620,171	610,857	600,978	600,454
	%					
7.2%	7.2%	6.2%	3.8%	2.7%	3.1%	2.9%
13.1	12.7	11.3	7.9	6.1	7.5	7.0
59.5	59.1	63.3	60.1	54.5	47.0	47.5

Overview of Consolidated Results

During the fiscal year ended March 31, 2006, fundamental economic recovery continued in Japan. Despite higher raw material prices and a continuing deflationary trend, corporate earnings improved and private capital investment increased. Moreover, consumer spending rose moderately. Overseas, economic expansion in North America and Asia complemented a moderate recovery in major European countries.

Analysis of Income Statements

Net Sales and Operating Income

For the year ended March 31, 2006, consolidated net sales increased 3.7 percent year-on-year, or ¥34.4 billion, to ¥971.2 billion (US$8,267.9 million). Absent the year-on-year positive currency translation effect on overseas sales of ¥6.5 billion (US$55.7 million) due to the depreciation of the yen versus the U.S. dollar, net sales would have increased 3.0 percent. Sales in Japan increased 0.7 percent year-on-year. Although lower retail prices resulting from intensifying market competition impacted the Consumer Products segment, Kao worked to expand sales by developing high-value-added products and executing aggressive marketing strategies. Sales in the Chemical Products segment increased steadily due to expanding sales of core products. Overseas sales increased 13.6 percent year-on-year. Sales of Chemical Products grew strongly. Sales of Consumer Products increased in North America and Europe, and trended toward recovery in Asia, where Kao is currently implementing structural reform to integrate operations throughout Asia, including Japan.

Cost of sales increased 5.7 percent year-on-year to ¥427.7 billion (US$3,641.2 million) from ¥404.8 billion for the previous fiscal year. The cost of sales ratio increased 0.8 percentage points to 44.0 percent. The launch of high-value-added new products and ongoing cost reduction programs did not fully compensate for decreased selling prices and higher raw material costs, particularly for petrochemical products.

Selling, general and administrative (SG&A) expenses increased 3.1 percent year-on-year, or ¥12.7 billion, to ¥423.4 billion (US$3,604.0 million). Higher sales volume resulted in increased packing and shipping costs, and Kao invested aggressively in new product launches and sales promotion activities in stores. In addition, the acquisition of trademarks and other intellectual property rights of Kanebo Cosmetics Inc. during the fiscal year resulted in an increase in amortization expenses. SG&A expenses represented 43.6 percent of net sales, compared to 43.8 percent for the previous fiscal year. R&D expenses, which are included in SG&A expenses, increased 1.3 percent year-on-year to ¥40.3 billion (US$342.7 million), reflecting Kao's emphasis on developing innovative, value-added new products. The ratio of R&D expenses to net sales was 4.1 percent.

As a result, operating income decreased 1.0 percent year-on-year to ¥120.1 billion (US$1,022.7 million) from ¥121.4 billion for the previous fiscal year. Operating income from operations in Japan decreased 5.4 percent, or ¥5.8 billion, to ¥101.7 billion (US$865.4 million), primarily because of the amortization expenses discussed above. Operating income from overseas operations increased 45.9 percent, or ¥6.3 billion, to ¥20.1 billion (US$171.5 million). A primary factor was solid increases in

Net Sales/
Gross Profit Ratio
(Billions of yen, %)


839.0
865.2
902.6
936.9
971.2
56.0
2002
2003
2004
2005
2006

Operating Income/
Operating Income Ratio
(Billions of yen, %)


111.7
114.9
119.7
121.4
120.1
12.4
2002
2003
2004
2005
2006

operating income in Asia and Europe. The consolidation of the results of Molton Brown Limited, which Kao acquired during the year ended March 31, 2006, also contributed to overseas results.

Non-Operating Expenses and Net Income

Other expenses increased to ¥3.2 billion (US$27.5 million) from ¥1.7 billion for the previous fiscal year. Kao used external funding in acquiring Kanebo Cosmetics Inc., which resulted in an increase in interest expense, and recorded equity in losses of nonconsolidated subsidiaries and affiliates, compared to equity in earnings for the previous fiscal year. Moreover, while loss on impairment of long-lived assets was substantially lower than in the previous fiscal year, Kao recorded prior-year post-retirement healthcare benefit expenses at U.S. subsidiaries totaling ¥2.3 billion (US$19.8 million).

As a result, income before income taxes and minority interests decreased 2.3 percent year-on-year to ¥116.9 billion (US$995.2 million). Income taxes net of deferrals decreased to ¥44.7 billion (US$380.2 million) from ¥47.1 billion for the previous fiscal year. The effective tax rate decreased to 38.2 percent from 39.4 percent for the previous fiscal year after the application of tax effect accounting, reflecting factors including differences in tax rates at overseas subsidiaries.

Net income decreased 1.4 percent year-on-year to ¥71.1 billion (US$605.6 million). Net income per share decreased 0.4 percent to ¥130.58 (US$1.11), reflecting lower net income. On a fully diluted basis, however, net income per share increased 0.9 percent year-on-year to ¥130.28, reflecting factors such as the repurchase of shares from the market over the past several years and the conversion of convertible bonds to stock. Return on equity (ROE) decreased 1.6 percentage points to 14.9 percent.

Cash dividends per share applicable to the year increased to ¥50.00 (US$0.43) from ¥38.00 for the previous fiscal year. EVA increased steadily as a result of investments in profitable growth opportunities and greater efficiency in capital outlays. The EVA index stood at 163, compared to 100 for the fiscal year ended March 31, 2000, when Kao adopted its EVA management system.

Net Income/ Return on Sales
(Billions of yen, %)



60.3
62.5
65.4
72.2
71.1
7.2
7.2
7.2
7.7
7.3
2002
2003
2004
2005
2006

Costs, Expenses and Income as Percentages of Net Sales

	2006		2005		2004
Cost of sales	**44.0%**		43.2%		41.8%
Gross profit	**56.0**	**(-0.8)**	56.8	(-1.4)	58.2
Selling, general and administrative expenses	**43.6**	**(-0.2)**	43.8	(-1.1)	44.9
Operating income	**12.4**	**(-0.6)**	13.0	(-0.3)	13.3
Income before income taxes and minority interests	**12.0**	**(-0.8)**	12.8	(-0.2)	13.0
Net income	**7.3**	**(-0.4)**	7.7	(0.5)	7.2

Note: Figures in parentheses represent change in percentage points from the previous year.

Information by Business Segment

Sales of Consumer Products were essentially unchanged from the previous fiscal year in Japan, but increased steadily in North America and Europe and trended toward recovery in Asia. Sales of Prestige Cosmetics were essentially unchanged from the previous fiscal year in Japan, but increased overseas due in part to the acquisition of Molton Brown Limited. Sales of Chemical Products increased because of the global economic expansion and growth in sales in core business fields.

Operating income from Consumer Products was essentially unchanged year-on-year despite a rise in raw material costs and a continuing decline in domestic retail prices. Operating income from Prestige Cosmetics decreased, in part because of amortization of trademarks and other intellectual property rights in connection with the acquisition of Kanebo Cosmetics Inc. Excluding this factor, operating income from Prestige Cosmetics would have increased. Operating income from Chemical Products increased both in Japan and overseas, as higher sales volume and steady growth in sales of core products compensated for the impact of rising raw material prices.

Consumer Products Segment

Sales of Consumer Products increased 2.0 percent from the previous fiscal year to ¥704.0 billion (US$5,993.3 million). Excluding the positive currency translation effect, sales increased 1.5 percent in real terms. Sales in Japan increased 0.4 percent year-on-year. Overseas sales increased, primarily in North America and Europe.

Despite the impact of lower retail prices in Japan and higher raw material prices worldwide, operating income increased ¥0.1 billion to ¥92.7 billion (US$789.1 million) due to greater contributions from North America and Europe.

Japan

The downward trend in prices moderated but continued, and the average consumer purchase price for major products decreased approximately one percentage point compared with the previous fiscal year. By sales channel, sales at drugstores continued to expand. Under these circumstances, Kao worked to further strengthen core brands and to launch and nurture new products with the objective of generating profitable growth from high-value-added products. Kao also executed aggressive, integrated marketing and sales programs for each chain and area. While Kao worked to increase sales volume, reduce costs and deploy expenditures more efficiently to offset the pressure on earnings from declining retail prices and rising raw material prices, operating income decreased year-on-year.

The market for personal care products became increasingly competitive. The decline in prices, however, showed signs of abating in some categories, including hair styling products. Kao focused on enhancing category strengths while appealing to consumers on both a functional and an emotional level. In the shampoo, conditioner and treatment category, Kao increased sales by renewing the premium brand *Asience* and adding new treatment products. New product launches included *Bioré Marshmallow Whip* facial foam, which produces bouncy lather. Sales of the *Bioré U* line expanded, supported by a substantial increase in sales of hand soap in the second year since its launch. Moreover, renewals of body cleansers *Bioré U for*

Net Sales by Business Segment: Consumer Products
(Billions of yen)


626.0
646.4
670.4
690.0
704.0
2002
2003
2004
2005
2006

Operating Income by Business Segment: Consumer Products
(Billions of yen)


88.8
90.4
92.2
92.6
92.7
2002
2003
2004
2005
2006

Smooth & Healthy Skin and *Bioré U for Smooth & Moisturized Skin* received strong consumer support. As a result, sales of personal care products increased 4.0 percent year-on-year to ¥187.9 billion (US$1,599.5 million).

In the mature fabric and home care products market, intense price competition continued in a persistent deflationary environment. Kao countered these market conditions by raising the value of core brands. In the laundry detergent category, Kao generated sales growth by re-launching *Attack* liquid laundry detergent with strong deodorizing power and introducing *New Beads with Fabric Softener*. Sales in the dishwashing detergent category expanded substantially as a result of the addition of a new variety of *Family Kyukyutto* formulated with a high concentration of natural citric acid, and the launch of a new product for automatic dishwashers. Moreover, the launches of *Resesh* fabric freshener with a deodorizing ingredient extracted from green tea leaves and *Quickle Wiper Wax Coat Sheet* for easy floor waxing generated solid sales while expanding the market. Overall sales of fabric and home care products therefore increased 1.4 percent compared with the previous fiscal year to ¥237.6 billion (US$2,022.2 million).

In the area of feminine care, sales increased as a result of strong consumer support for *Laurier F* sanitary napkins, which alleviate skin stress, and a new panty liner product. Sales also increased year-on-year in the disposable baby diaper category, where Kao continued to renew products and enhance basic product performance to raise brand value. Sales of *Relief* adult incontinence products continued to increase as the market expanded.

In the health care category, Kao responded to increasing health consciousness among consumers with efforts to expand the number of regular users of its brands. Increasing competition impacted sales of *Econa Healthy Cooking Oil*, which created the market for healthy cooking oil, and related products. In addition, sales of *Healthya* tea products declined as the booming popularity of catechins cooled and the market consolidated into a group of loyal consumers. The launch of *Megurism Steam Thermo Power Pad* (general medical device) generated solid consumer support. A result of Kao's R&D in the area of health care, this product is a sheet that generates heat and steam to improve blood circulation for relief of muscle pain and fatigue in the shoulders, lower back and abdomen.

As a result, sales of feminine care, baby care and other products decreased 6.9 percent compared with the previous fiscal year to ¥113.6 billion (US$967.3 million).

Asia and Oceania

Asian markets are undergoing major structural changes as consumer needs change and global retail chains continue to establish and expand their presence. In addition, competition among companies continues to intensify. The Kao Group is evolving in step with the region's markets by building a unified management structure that encompasses all of Asia, including Japan. During the fiscal year, Kao's restructuring initiatives in China over the past several years began to support performance, and sales increased. The fall 2005 launch of the *Asience* premium hair care brand in Taiwan and Hong Kong, with coordinated marketing and sales activities between the Company and local companies, also supported year-on-year sales growth. In addition, Kao began operating a newly completed factory in

Thailand that will serve as a hub of production in the ASEAN region. Sales of Consumer Products in Asia increased 6.9 percent year-on-year to ¥57.2 billion (US$486.8 million).

North America and Europe

In the markets of North America and Europe, the Kao Group concentrates on premium personal care products, and has worked to establish products with high added value. Kao Brands Company launched *natural glow* under the *Jergens* skin care brand. This product gradually gives skin a healthy tan color while moisturizing, and sales increased strongly. In the hair care products category, *John Frieda Radiant Red*, a new product for maintaining the beauty of red hair, performed well. KPSS – Kao Professional Salon Services GmbH expanded sales by offering new hair coloring products that incorporate the latest trends and by launching a new styling line. As result, sales of Consumer Products in North America and Europe increased 8.1 percent compared to the previous fiscal year to ¥115.3 billion (US$981.8 million).

Prestige Cosmetics Segment

The Kao Group has been strengthening its product and sales capabilities to accommodate changes in consumer values, attitudes toward beauty and retail channels. Moreover, during the fiscal year Kao significantly strengthened its prestige cosmetics business with the acquisition of Kanebo Cosmetics Inc. in Japan and Molton Brown Limited in the United Kingdom. In the Japanese market, Kao further enhanced and strengthened products and counseling for the *est* brand in department stores and the *ALBLANC* brand in the supermarket and drugstore channels. Moreover, Kao enhanced the *Sofina* brand by improving products such as the *Rise* and *Vital Rich* skin care products and *Fine-Fit* foundation.

As a result, sales of Prestige Cosmetics increased 8.9 percent over the previous fiscal year to ¥85.2 billion (US$725.7 million). This increase includes sales of Molton Brown Limited, which was made a consolidated subsidiary in July 2005. Operating income decreased 32.8 percent, or ¥2.5 billion, to ¥5.2 billion (US$44.0 million). The fiscal year of Kanebo Cosmetics Inc., which Kao acquired in January 2006, ends December 31. As a result, Kanebo Cosmetics Inc. will be reflected on Kao's consolidated statements of income from the year ending March 31, 2007; only its balance sheets at the time of the acquisition are included in consolidated results for the year ended March 31, 2006. However, Kao began amortizing trademarks and other intellectual property rights obtained through the acquisition of Kanebo Cosmetics Inc., which was a primary factor in the decrease in segment operating income.

Chemical Products Segment

The Japanese economy remains on a recovery track, with improved corporate earnings and increased capital investment. However, rising costs due to high crude oil prices are exerting a substantial impact on the global economy. The Kao Group is therefore working to expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. For the year ended March 31, 2006, sales increased 6.0 percent year-on-year to ¥208.9 billion (US$1,778.2 million). Excluding the positive currency translation effect, sales increased 4.7 percent. Operating income increased 6.6 percent, or ¥1.4 billion, to ¥22.0 billion (US$187.5

Net Sales by Business Segment: Prestige Cosmetics
(Billions of yen)


74.2
75.8
77.6
78.3
85.2
2002
2003
2004
2005
2006

Operating Income by Business Segment: Prestige Cosmetics
(Billions of yen)


4.8
5.3
7.4
7.7
5.2
2002
2003
2004
2005
2006

Net Sales by Business Segment: Chemical Products
(Billions of yen)


162.8
170.9
181.6
197.0
208.9
2002
2003
2004
2005
2006

million), as increased sales volume of high-value-added products and cost reductions offset the effect of the rise in the cost of petrochemical raw materials.

Japan

Sales of existing products weakened in the oleo chemical and performance chemical businesses. However, sales continued to increase steadily in the specialty chemicals business, where Kao has strong customer relationships and products that offer high added value. Growth in sales of polishing agents for hard disks was particularly strong as a result of expansion in the personal computer market. Moreover, sales of toner, toner binder and pigment auxiliary for color inkjet printer ink increased because these products offer customers outstanding features. As a result, sales increased 2.7 percent compared with the previous fiscal year to ¥114.5 billion (US$974.9 million).

Asia

Sales of fatty alcohols produced in Malaysia and the Philippines increased, reflecting both customer regard for Kao's stable supply capabilities and high-quality products as well as Kao's efforts to expand sales globally. Sales of surfactants increased solidly in the ASEAN region as a result of growing demand, and Kao is restructuring production facilities in Thailand in connection with relocation to a new plant. As a result, sales in Asia increased 13.5 percent compared with the previous fiscal year to ¥53.6 billion (US$456.3 million).

North America and Europe

Sales of toner and toner binder products for copiers and printers increased as Kao fortified its global business infrastructure and invested in increased production capacity in the United States. In Europe, sales of high-performance concrete additives increased due to favorable customer evaluation of product features. As a result, sales in North America and Europe increased 12.7 percent compared with the previous fiscal year to ¥72.2 billion (US$614.6 million).

Information by Geographic Segment

Japan

Total sales in Japan, including intersegment sales, increased 0.7 percent to ¥708.1 billion (US$6,027.5 million) and operating income decreased 5.4 percent to ¥101.7 billion (US$865.4 million). The Kao Group's emphasis on adding value to its products while reducing costs offset lower selling prices in many product categories and higher raw material costs. The amortization of trademarks and other intellectual property rights in connection with the acquisition of Kanebo Cosmetics was a primary reason for lower year-on-year earnings.

Asia and Oceania

Total sales in Asia and Oceania, including intersegment sales, increased 10.6 percent to ¥110.9 billion (US$944.1 million). Excluding currency translation effect, sales increased 7.9 percent. Sales of Consumer Products in Asia, where a unified management structure is being built, and substantial sales growth in the fatty alcohol business of the Chemical Products segment contributed to the increase. Operating income increased 112.0 percent to ¥5.8 billion (US$49.7 million).

Operating Income by Business Segment: Chemical Products
(Billions of yen)



17.7
18.2
19.9
20.7
22.0
2002
2003
2004
2005
2006

Net Sales by Geographic Segment: Japan
(Billions of yen)



648.2
654.6
673.7
703.1
708.1
2002
2003
2004
2005
2006

Net Sales by Geographic Segment: Asia and Oceania
(Billions of yen)



93.5
101.6
101.5
100.3
110.9
2002
2003
2004
2005
2006

North America

Total sales in North America, including intersegment sales, increased 13.8 percent to ¥95.2 billion (US$810.1 million). Excluding currency translation effect, sales rose 10.5 percent. Launches of new and improved products increased sales of Consumer Products and the toner and toner binder business in the Chemical Products segment performed well. Operating income increased 5.0 percent to ¥6.8 billion (US$57.7 million).

Europe

Total sales in Europe, including intersegment sales, increased 16.7 percent to ¥109.5 billion (US$932.0 million). Excluding currency translation effect, sales rose 14.4 percent. Operating income increased 63.7 percent to ¥7.5 billion (US$64.0 million). Positive response to newly launched professional hair care brands and existing products supported performance, while high-performance concrete additives and toner and toner binder sold well.

Net Sales by Geographic Segment: North America
(Billions of yen)



95.2
83.6
79.9
75.8
70.3
2002
2003
2004
2005
2006

Net Sales by Geographic Segment: Europe
(Billions of yen)



109.5
93.8
84.9
67.8
57.6
2002
2003
2004
2005
2006

Cash Flows

During the year ended March 31, 2006, Kao funded capital investments in future growth, including the acquisition of Kanebo Cosmetics Inc. and Molton Brown Limited, using cash provided by operating activities, cash and cash equivalents, and debt. Cash and cash equivalents decreased ¥2.9 billion to ¥67.5 billion (US$574.8 million). The Kao Group did not generate free cash flow as a result of the major acquisitions completed during the fiscal year, and funded most of the difference between net cash provided by operating activities and net cash used in investing activities through borrowings. In the previous fiscal year, free cash flow totaled ¥55.2 billion.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased ¥7.7 billion to ¥117.3 billion (US$998.5 million) from ¥109.6 billion in the previous fiscal year. Income before income taxes and minority interests decreased to ¥116.9 billion (US$995.2 million) from ¥119.7 billion for the previous fiscal year. Depreciation and amortization increased to ¥60.8 billion (US$517.2 million), compared to ¥56.8 billion for the previous fiscal year. In addition, due to an increase in contributions to the corporate pension fund, liability for employee retirement benefits decreased by ¥6.6 billion (US$56.3 million) and prepaid pension cost increased by ¥8.5 billion (US$72.1 million). Decrease in trade receivables contributed ¥0.6 billion (US$5.3 million) to cash flow, compared to an increase that reduced cash flow by ¥5.9 billion in the previous fiscal year. Increase in inventories reduced cash flow by ¥4.6 billion (US$39.1 million), compared to an increase in inventories that reduced cash flow by ¥9.8 billion in the previous fiscal year.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled ¥479.5 billion (US$4,082.2 million), compared to ¥54.4 billion in the previous fiscal year. This increase was mainly the

Cash Flows/ Capital Expenditures
(Billions of yen)



203.6
103.7
104.4
106.4
109.7
.9
84.5
49.5
51.8
54.3
2002
2003
2004
2005
2006
Cash Flows
Capital Expenditures

result of payment for the purchase of Kanebo Cosmetics Inc. stock totaling ¥260.9 billion (US$2,221.4 million) and of Molton Brown Limited stock totaling ¥32.1 billion (US$273.2 million), both net of cash acquired. In addition, increase in intangible assets, primarily due to the acquisition of intellectual property rights of Kanebo Cosmetics Inc., totaled ¥151.7 billion (US$1,291.1 million). The Kao Group also used ¥49.5 billion (US$421.6 million) for purchases of property, plant and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities totaled ¥356.7 billion (US$3,036.7 million), compared to net cash used in financing activities totaling ¥90.7 billion for the previous fiscal year. The main factors in the year-on-year change were a net increase of ¥146.7 billion (US$1,248.7 million) in short-term debt and an increase of ¥240.2 billion (US$2,045.2 million) in proceeds from long-term loans as the Kao Group borrowed for purposes including the acquisition of the stock and intellectual property of Kanebo Cosmetics Inc. Payments of cash dividends totaled ¥24.6 billion (US$209.2 million), compared to ¥20.6 billion for the previous fiscal year.

Total Assets/Total Shareholders' Equity
(Billions of yen)


1,220.6
772.1
720.8
723.9
689.0
459.7
417.0
427.8
448.2
2002
2003
2004
2005
2006

Total Assets
Total Shareholders' Equity

Financial Structure

Total assets increased 77.2 percent from the previous fiscal year end, or ¥531.6 billion, to ¥1,220.6 billion (US$10,390.4 million), primarily reflecting the consolidation of the assets of Kanebo Cosmetics Inc. and Molton Brown Limited. Inventories and notes and accounts receivable — trade, both increased, reflecting factors including higher net sales and the consolidation of the assets of Kanebo Cosmetics Inc. and Molton Brown Limited. Property, plant and equipment increased compared to the previous fiscal year as capital investment for new products in Japan and overseas exceeded depreciation. Intangible assets increased substantially due largely to the consolidation of the trademarks and other intellectual property rights associated with the acquisition of Kanebo Cosmetics Inc.

Total liabilities tripled from a year earlier, increasing ¥468.7 billion to ¥702.0 billion (US$5,975.9 million). Liabilities of Kanebo Cosmetics Inc. totaling ¥80.2 billion (US$682.7 million) were added to the consolidated balance sheets. In addition, Kao supplemented internal capital resources with external funding in acquiring the stock and intellectual property rights of Kanebo Cosmetics Inc., which contributed to an increase of ¥385.3 billion in interest-bearing debt to ¥408.0 billion (US$3,473.3 million).

Shareholders' equity increased 13.5 percent from a year earlier, or ¥61.7 billion, to ¥509.7 billion (US$4,338.8 million) even as Kao enhanced shareholder returns. Net income totaled ¥71.1 billion (US$605.6 million), which compensated for the Company's use of ¥6.1 billion (US$51.6 million) to repurchase its own shares and ¥24.0 billion (US$203.9 million) for payments of cash dividends. Moreover, conversion of convertible bonds to stock increased shareholders' equity by ¥2.6 billion (US$22.0 million).

As of March 31, 2006, the ratio of shareholders' equity to total assets stood at 41.8 percent, compared to 65.1 percent at the previous fiscal year end. ROE decreased to 14.9 percent from 16.5 percent for the previous fiscal year. Shareholders' equity per share increased to ¥935.11 (US$7.96) from ¥821.47 at the end of the previous fiscal year.

Return on Equity
(%)


16.5
15.5
14.9
14.2
13.1
2002
2003
2004
2005
2006

EVA

Economic Value Added (EVA®) is Kao's main management measure for evaluating business performance and for operational and strategic decision-making. EVA is defined as net operating profit after tax (NOPAT) less a charge for the cost of capital employed in the business. EVA provides managers with a tool for evaluating the trade-offs inherent between increasing profits and covering the cost of capital required to generate such profits. The aim of employing EVA is to create an organization focused at all levels on the enhancement of corporate value. During the fiscal year ended March 31, 2006, Kao achieved its seventh consecutive year of improvement in EVA by continuing to focus on increasing NOPAT while simultaneously endeavoring to improve asset utilization. Expressed as an index, EVA increased to 163 from 100 for the year ended March 31, 2000. Kao has achieved consistent improvement by focusing attention on the three key areas outlined below.

Increasing Profit: Kao strives to increase the operating profits of its existing businesses while minimizing the additional capital investment required to generate such profits. During the past fiscal year, excluding the effect of amortization of intellectual property associated with the acquisition of Kanebo Cosmetics Inc., the Company was able to increase operating income primarily due to growth in operating income outside Japan. Also, Total Cost Reduction (TCR) activities, which amounted to 6.0 billion (US$51.1 million), continued to contribute to improved profitability. TCR activities involve gaining greater efficiencies in many different areas, from production to logistics.

Investing for Growth: Kao invested in manufacturing facilities for new products in Japan and overseas, a new production facility in Thailand that will serve as a core plant in the ASEAN region, and made timely facilities investment in the Chemical Products business. All of these investments are expected to contribute to future improvement of EVA. Also, to accelerate further growth, the Company acquired Kanebo Cosmetics Inc. Because Kanebo Cosmetics Inc. was not included in the consolidated statements of income for the fiscal year, Kao has made adjustments in its calculation of EVA.

Financial Improvement: Given the substantial capital requirements for strategic acquisitions during the past fiscal year, Kao significantly reduced share repurchases during the fiscal year ended March 2006. Nonetheless, over the past seven years, Kao has repurchased an aggregate 114.3 million shares from the market for ¥303.7 billion (US$2,585.3 million), accounting for more than 18 percent of shares outstanding at the beginning of the period.

Business Conduct Guidelines

Kao has established a Compliance Committee for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics. In addition, Kao has formulated and adheres to an ethics policy, Kao's Business Conduct Guidelines. Kao has also announced its support and undertaking of the 10 principles of the Global Compact advocated by the United Nations and its continued

intention to behave responsibly in international society. The Global Compact is a voluntary corporate citizenship initiative composed of ten principles related to human rights, labor, the environment, and anti-corruption, aiming for the sustainable growth of society.

Additional information is available at
http://www.kao.co.jp/en/company/guidelines/index.html

Business Risks and Other Risks

Corporations assume various risks in executing business. The Kao Group takes reasonable measures to reduce risk by eliminating exposure to, dispersing and hedging risks. However, unanticipated situations may occur that exert a significant impact on the Kao Group's business results and financial condition. It should be noted that any statements made in this text concerning the future are judgments made by the Company as of the submission of its securities report to the Ministry of Finance on June 29, 2006.

For example, (1) in quality management, the Kao Group designs and manufactures products from the viewpoint of customers, in compliance with related laws and regulations and in accordance with internationally recognized quality management standards. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to ensure excellent product quality. After market launch, the Kao Group works to further improve quality by incorporating opinions and demands regarding products through its customer consultation offices. However, the unforeseen occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all the Kao Group's products, and might cause sales to decline. This could have a major effect on the Kao Group's business results and financial condition.

In addition, (2) there is believed to be a high probability that a major earthquake will occur in any region of Japan. The Kao Group has implemented various countermeasures, including earthquake resistance diagnosis and seismic retrofitting, at all of its production facilities. In spite of these measures, however, in the event of a major earthquake, the Kao Group's ability to secure raw materials, maintain continuity of production or supply products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition.

Furthermore, (3) foreign currency-denominated transactions, including export and import trade transactions and non-trade transactions such as dividends, are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

Consolidated Balance Sheets

Kao Corporation and Consolidated Subsidiaries
March 31, 2006 and 2005

Assets	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 2) 2006
Current assets:			
Cash and time deposits (Note 3)	¥ 47,384	¥ 32,026	$ 403,371
Short-term investments (Notes 3 and 5)	20,190	44,384	171,874
Notes and accounts receivable:			
Trade (Note 6)	126,861	102,000	1,079,944
Nonconsolidated subsidiaries and affiliates	3,798	3,024	32,332
Other	8,160	4,015	69,464
Inventories:			
Finished goods	70,127	53,169	596,978
Work in process and raw materials	35,727	28,613	304,137
Deferred tax assets (Note 7)	19,480	14,560	165,829
Other current assets	35,083	9,532	298,655
Allowance for doubtful receivables	(2,196)	(2,142)	(18,694)
Total current assets	364,614	289,181	3,103,890
Property, plant and equipment, at cost (Note 6):			
Land	67,112	62,523	571,312
Buildings and structures	306,687	290,847	2,610,769
Machinery, equipment and other	684,771	649,989	5,829,326
Construction in progress	17,579	18,400	149,647
	1,076,149	1,021,759	9,161,054
Accumulated depreciation	(793,352)	(761,536)	(6,753,656)
	282,797	260,223	2,407,398
Intangible assets:			
Goodwill (Note 4)	56,447	26,010	480,523
Trademarks	156,241	44,349	1,330,050
Excess of investment costs over net equity of consolidated subsidiaries acquired, net (Note 4)	210,706	—	1,793,701
Other intangible assets	42,827	15,863	364,578
	466,221	86,222	3,968,852
Investments and other assets:			
Investment securities (Note 5)	12,911	17,349	109,909
Investments in and advances to nonconsolidated subsidiaries and affiliates	5,651	6,142	48,106
Deferred tax assets (Note 7)	56,212	16,925	478,522
Other assets	32,158	12,932	273,755
	106,932	53,348	910,292
	¥1,220,564	¥ 688,974	$10,390,432

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 2) 2006
Current liabilities:			
Short-term debt (Note 6)	¥ 166,760	¥ 18,604	$ 1,419,596
Current portion of long-term debt (Note 6)	22,699	2,688	193,232
Notes and accounts payable:			
Trade	94,035	69,262	800,502
Nonconsolidated subsidiaries and affiliates	2,158	2,263	18,371
Other	27,793	18,596	236,597
Accrued income taxes (Note 7)	17,511	19,666	149,068
Accrued expenses	75,951	63,234	646,557
Other current liabilities (Notes 6 and 7)	29,286	17,229	249,306
Total current liabilities	436,193	211,542	3,713,229
Long-term liabilities:			
Long-term debt (Note 6)	218,545	1,427	1,860,433
Liability for employee retirement benefits (Note 9)	29,439	10,212	250,609
Liability for director and corporate auditor retirement benefits	180	180	1,532
Other (Notes 6 and 7)	17,627	9,950	150,055
	265,791	21,769	2,262,629
Minority interests	8,904	7,414	75,798
Commitments and contingent liabilities (Notes 8, 10 and 16)			
Shareholders' equity (Notes 11 and 12):			
Common stock:			
Authorized — 1,000,000,000 shares in 2006 and 975,000,000 shares in 2005			
Issued — 549,443,701 shares in 2006 and 2005	85,424	85,424	727,198
Capital surplus	109,561	109,561	932,672
Retained earnings	345,941	299,346	2,944,931
Unrealized gain on available-for-sale securities	5,861	3,534	49,894
Foreign currency translation adjustments	(26,945)	(39,766)	(229,378)
	519,842	458,099	4,425,317
Treasury stock, at cost			
(4,497,726 shares in 2006 and 3,888,354 shares in 2005)	(10,166)	(9,850)	(86,541)
	509,676	448,249	4,338,776
	¥1,220,564	¥688,974	$10,390,432

Consolidated Statements of Income

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2006	2005	2006
Net sales (Note 13)	¥971,230	¥936,851	$8,267,898
Cost of sales	427,734	404,803	3,641,219
Gross profit	543,496	532,048	4,626,679
Selling, general and administrative expenses (Note 14)	423,361	410,669	3,603,992
Operating income (Note 13)	120,135	121,379	1,022,687
Other (income) expenses:			
Interest and dividend income	(1,255)	(903)	(10,683)
Interest expense	1,396	933	11,884
Foreign currency exchange gain	(13)	(591)	(111)
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	594	(1,217)	5,057
Other, net (Note 15)	2,504	3,504	21,316
	3,226	1,726	27,463
Income before income taxes and minority interests	116,909	119,653	995,224
Income taxes (Note 7):			
Current	38,695	42,846	329,403
Deferred	5,972	4,272	50,839
	44,667	47,118	380,242
Income before minority interests	72,242	72,535	614,982
Minority interests in earnings of consolidated subsidiaries	1,102	355	9,381
Net income	¥ 71,140	¥ 72,180	$ 605,601
Per share of common stock (Notes 1.p and 17):	Yen		U.S. dollars (Note 2)
Basic net income	¥130.58	¥131.16	$1.11
Diluted net income	130.28	129.09	1.11
Cash dividends applicable to the year	50.00	38.00	0.43

See notes to consolidated financial statements.

Shareholders' Equity

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2006 and 2005

	Thousands	Millions of yen					
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at April 1, 2004	546,738	¥85,424	¥108,889	¥ 399,890	¥4,318	¥(37,942)	¥(132,822)
Increase by newly consolidated companies				43			
Net income				72,180			
Changes in unrealized gain on available-for-sale securities, less applicable taxes					(784)		
Changes in foreign currency translation adjustments						(1,824)	
Cash dividends, ¥35.00 per share (Note 11)				(19,270)			
Directors' and corporate auditors' bonuses				(123)			
Share-for-share exchange	5,717		672				12,930
Retirement of treasury stock				(127,775)			127,775
Loss on transfers of treasury stock related to conversion of convertible bonds and other	21,073			(25,599)			53,899
Treasury stock acquired, net	(27,973)						(71,632)
Balance at March 31, 2005	545,555	85,424	109,561	299,346	3,534	(39,766)	(9,850)
Increase by newly nonconsolidated subsidiaries and affiliates accounted for by the equity method				1,848			
Net income				71,140			
Changes in unrealized gain on available-for-sale securities, less applicable taxes					2,327		
Changes in foreign currency translation adjustments						12,821	
Cash dividends, ¥44.00 per share (Note 11)				(23,956)			
Directors' and corporate auditors' bonuses				(92)			
Loss on transfers of treasury stock related to conversion of convertible bonds and other	2,349			(2,345)			5,929
Treasury stock acquired, net	(2,958)						(6,245)
Balance at March 31, 2006	544,946	¥85,424	¥109,561	¥ 345,941	¥5,861	¥(26,945)	¥ (10,166)

	Thousands	Thousands of U.S. dollars (Note 2)					
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at March 31, 2005	545,555	$727,198	$932,672	$2,548,276	$30,084	$(338,520)	$ (83,851)
Increase by newly nonconsolidated subsidiaries and affiliates accounted for by the equity method				15,732			
Net income				605,601			
Changes in unrealized gain on available-for-sale securities, less applicable taxes					19,810		
Changes in foreign currency translation adjustments						109,142	
Cash dividends, US$0.375 per share (Note 11)				(203,933)			
Directors' and corporate auditors' bonuses				(783)			
Loss on transfers of treasury stock related to conversion of convertible bonds and other	2,349			(19,962)			50,473
Treasury stock acquired, net	(2,958)						(53,163)
Balance at March 31, 2006	544,946	$727,198	$932,672	$2,944,931	$49,894	$(229,378)	$ (86,541)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2006	2005	2006
Operating activities:			
Income before income taxes and minority interests	¥ 116,909	¥119,653	$ 995,224
Adjustments for:			
Income taxes paid	(42,634)	(42,623)	(362,935)
Depreciation and amortization	60,758	56,794	517,221
Loss on sales or disposals of property, plant and equipment, net	2,320	3,690	19,750
Equity in earnings of nonconsolidated subsidiaries and affiliates	594	(1,217)	5,057
Unrealized foreign currency exchange gain	494	(240)	4,205
Change in trade receivables	618	(5,922)	5,261
Change in inventories	(4,592)	(9,782)	(39,091)
Change in prepaid pension cost	(8,468)	(659)	(72,086)
Change in trade payables	(1,760)	2,636	(14,983)
Change in liability for retirement benefits	(6,614)	(13,009)	(56,304)
Other, net	(332)	247	(2,826)
Net cash provided by operating activities	117,293	109,568	998,493
Investing activities:			
Purchase of marketable securities	(3,000)	(11,999)	(25,539)
Proceeds from the redemption of bonds	9,000	9,172	76,615
Purchase of property, plant and equipment	(49,529)	(50,772)	(421,631)
Proceeds from sales of property, plant and equipment	1,482	2,435	12,616
Increase in intangible assets	(151,660)	(3,979)	(1,291,053)
Proceeds from the redemption and sales of investment securities	9,301	1,692	79,178
Increase in investments in and advances to nonconsolidated subsidiaries and affiliates	(1,326)	(810)	(11,288)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired (Note 4)	(293,034)	—	(2,494,543)
Change in other investments	(769)	(146)	(6,546)
Net cash used in investing activities	(479,535)	(54,407)	(4,082,191)
Financing activities:			
Change in short-term debt	146,684	402	1,248,693
Proceeds from long-term loans	240,245	78	2,045,160
Repayments of long-term loans	(548)	(172)	(4,665)
Purchase of treasury stock	(6,057)	(71,632)	(51,562)
Payments of cash dividends	(24,573)	(20,591)	(209,185)
Other, net	970	1,258	8,258
Net cash provided by (used in) financing activities	356,721	(90,657)	3,036,699
Translation adjustments on cash and cash equivalents	2,727	(1,247)	23,214
Net decrease in cash and cash equivalents	(2,794)	(36,743)	(23,785)
Cash and cash equivalents of newly consolidated subsidiaries, increase	761	0	6,478
Cash and cash equivalents due to exclusion of previously consolidated subsidiaries, decrease	(849)	—	(7,227)
Cash and cash equivalents, beginning of year (Note 3)	70,409	107,152	599,379
Cash and cash equivalents, end of year (Note 3)	¥ 67,527	¥ 70,409	$ 574,845
Non-cash financing activities:			
Transfers of treasury stock related to conversion of convertible bonds			
Decrease in treasury stock	¥ 4,889	¥ 53,477	$ 41,619
Decrease in retained earnings	(2,307)	(25,605)	(19,639)
Decrease in convertible bonds	2,582	27,872	21,980

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

a) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form that is more familiar to readers outside Japan. Certain 2005 financial statement items were reclassified to conform to the presentation for 2006.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

b) Consolidation and accounting for investments in nonconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of Kao Corporation (the "Company") and its significant subsidiaries (collectively, the "Companies"). Investments in most of the nonconsolidated subsidiaries and affiliates over which the Companies have the ability to exercise significant influence (mainly 20-50 percent owned companies) are accounted for using the equity method.

Under the control or influence concept, companies in which the parent company and/or its consolidated subsidiaries, directly or indirectly, are able to exercise control over operations are fully consolidated, and other companies over which the Company and/or its consolidated subsidiaries have the ability to exercise significant influence are accounted for by the equity method.

Investments in the remaining subsidiaries and affiliates are stated at cost except for write-downs recorded for the value of investments that have been permanently impaired. If the equity method of accounting had been applied to these investments, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated. The excess of cost of investments in the subsidiaries and affiliates over the fair value of the net assets of the acquired subsidiary at the dates of acquisition is being amortized over an estimated period not exceeding 20 years, or 5 years in situations in which the useful lives cannot be estimated.

c) Cash equivalents

For purposes of the statements of cash flows, cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, commercial paper and investment trusts in bonds and receivables that are represented as short-term investments, all of which mature or become due within three months of the date of acquisition.

d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method. The cost of inventories held by certain foreign consolidated subsidiaries is determined by the first-in, first-out method.

e) Short-term investments and investment securities

Short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and ii) available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed under the declining-balance method for the assets located in Japan and principally under the straight-line method for the assets located outside Japan, using rates based upon the estimated useful lives, ranging from 21 to 35 years for buildings and structures and 7 or 9 years for machinery and equipment.

g) Intangible assets

Goodwill and trademarks are amortized on a straight-line basis over 15 or 20 years, and 10 years, respectively.

h) Long-lived assets

In August 2002, the Business Accounting Council (BAC) issued a Statement of Opinion, *Accounting for Impairment of Fixed Assets*, and in October 2003 the Accounting Standards Board of Japan (ASBJ) issued ASBJ Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Companies adopted the new accounting standard for impairment of fixed assets as of April 1, 2004.

The Companies review their long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would

be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

i) Retirement and pension plans

The Company and most domestic consolidated subsidiaries have a defined benefit pension plan and a defined contribution pension plan covering substantially all of their employees. The pension plan also covers employees of certain nonconsolidated subsidiaries and affiliates in Japan. Directors and corporate auditors are partially covered by the pension plan. Effective from June 1, 2003, the Company and its domestic consolidated companies amended the Kao retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of the future reserved amount.

Certain domestic consolidated subsidiaries have a defined benefit plan that provides for a lump-sum payment to terminated employees.

Certain foreign subsidiaries have local pension plans covering their employees. The policies for the funded pension plans are to fund and charge to income the pension costs determined on an actuarial basis.

Certain foreign subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial basis.

The unrecognized transitional obligation, the unrecognized net actuarial gain or loss and the unrecognized prior service cost are being amortized over 15, 10 and 15 years, respectively. These amortizations are presented as cost of sales and selling, general and administrative expenses in the consolidated statements of income. Retirement benefits for directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date. However, no additional provisions have been recorded for retirement benefits to be paid to the Company's directors and corporate auditors since July 2001. The liability for director and corporate auditor retirement benefits is the amount provided in proportion to the term that directors and corporate auditors as of March 31, 2006 had been in place before July 2001.

j) Income taxes

The Companies provide for income taxes applicable to all items included in the consolidated statements of income regardless of when such taxes are payable. Income taxes based on temporary differences between tax and financial reporting purposes are reflected as deferred income taxes in the consolidated financial statements using the asset and liability method.

k) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed (see Note 8).

l) Appropriation of retained earnings

Appropriations of retained earnings at each year end are reflected in the financial statements for the following year upon shareholders' approval.

m) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by foreign exchange derivatives.

n) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity. Revenue and expense accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the annual average exchange rate.

o) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency swaps and interest rate swaps are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading purposes or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Short-term and long-term loan receivables denominated in foreign currencies, for which foreign exchange forward contracts or foreign currency swaps are used to hedge the foreign currency fluctuations, are translated at the contracted rate if the forward contracts or the swap contracts qualify for specific hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income as incurred.

p) Per share information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were converted or exercised into common stock or resulted in the issuance of common stock.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

q) New accounting pronouncements

Business combination and business separation

In October 2003, the BAC issued a Statement of Opinion, *Accounting for Business Combinations*, and on December 27, 2005 the ASBJ issued *Accounting Standard for Business Separations* and ASBJ Guidance No.10, *Guidance for Accounting Standard for Business Combinations and Business Separations*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,

(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investors continue and the investment is not settled, no such gain or loss on business separation is recognized.

Stock options

On December 27, 2005, the ASBJ issued *Accounting Standard for Stock Options* and *related guidance*. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to directors and corporate auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No.13, *Accounting treatment for bonuses to directors and corporate auditors*, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

2. Translation into United States Dollars

The Companies' accounts are maintained in or translated into Japanese yen. The United States dollar (US$) amounts included herein represent translations using the approximate exchange rate at March 31, 2006 of ¥117.47=US$1, solely for convenience. The translations should not be construed as representations that Japanese yen have been, could have been or could in the future be converted into United States dollars at that or any other rate.

3. Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Cash and time deposits	**¥47,384**	¥32,026	**$403,371**
Short-term investments	**20,190**	44,384	**171,874**
Short-term loan receivables in other current assets	**0**	—	**0**
Less: time deposits and short-term investments which mature or become due over three months after the date of acquisition	**(47)**	(6,001)	**(400)**
Cash and cash equivalents	**¥67,527**	¥70,409	**$574,845**

4. Supplemental Cashflow Information

The Company acquired stock of the following companies, which are newly consolidated for the year ended March 31, 2006. The breakdown of the assets and liabilities of each company on the date of acquisition was as follows:

Molton Brown Limited and its 8 group companies

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 3,264	$ 27,786
Goodwill	32,794	279,169
Other non-current assets	1,447	12,318
Current liabilities	(2,548)	(21,691)
Minority interests	(11)	(94)
Acquisition of stock	34,946	297,488
Cash and cash equivalents	(362)	(3,082)
Accounts payable	(2,497)	(21,256)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	¥32,087	$273,150

Kanebo Cosmetics Inc. and its 17 group companies

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 82,039	$ 698,383
Excess of investment costs over net equity of consolidated subsidiaries acquired, net	210,706	1,793,701
Other non-current assets	68,864	586,226
Current liabilities	(54,470)	(463,693)
Long-term liabilities	(25,722)	(218,967)
Minority interests	(366)	(3,116)
Acquisition of stock	281,051	2,392,534
Cash and cash equivalents	(20,043)	(170,622)
Accounts payable	(61)	(519)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	¥260,947	$2,221,393

5. Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Short-term investments:			
Government and corporate bonds	¥ 338	¥ 6,508	$ 2,877
Investment trust funds and other	19,852	37,876	168,997
	¥20,190	¥44,384	$171,874
Investment securities:			
Marketable equity securities	¥12,031	¥ 8,882	$102,418
Investment trust funds and other	880	8,467	7,491
	¥12,911	¥17,349	$109,909

The carrying amount and aggregate fair value of the securities classified as available-for-sale and held-to-maturity at March 31, 2006 and 2005 were as follows:

	Millions of yen			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥3,047	¥9,001	¥17	¥12,031
Debt securities and other	698	1	—	699

	Millions of yen			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 2,891	¥6,017	¥26	¥ 8,882
Debt securities and other	8,744	9	47	8,706
Held-to-maturity:				
Debt securities and other	¥11,000	¥ 7	¥ 1	¥11,006

	Thousands of U.S. dollars			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$25,939**	**$76,624**	**$145**	**$102,418**
Debt securities and other	**5,941**	**9**	**—**	**5,950**

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2006 and 2005 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Available-for-sale:			
Equity securities	**¥ 859**	¥ 486	**$ 7,312**
Other	**19,512**	25,660	**166,102**
	¥20,371	¥26,146	**$173,414**
Held-to-maturity:			
Debt securities and other	**¥ —**	¥ 6,999	**$ —**
	¥ —	¥ 6,999	**$ —**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2006 and 2005 were ¥9,313 million (US$79,280 thousand) and ¥2,200 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, for the year ended March 31, 2006 were ¥1,202 million (US$10,232 thousand) and ¥45 million (US$383 thousand), and for the year ended March 31, 2005 were ¥1,183 million and ¥39 million, respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars	
	2006		**2006**	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
Due within one year	**¥ —**	**¥1,081**	**$ —**	**$ 9,202**
Due after ten years	**—**	**338**	**—**	**2,878**
	¥ —	**¥1,419**	**$ —**	**$12,080**

6. Short-Term and Long-Term Debt

Short-term debt at March 31, 2006 and 2005 was comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Mortgage loans principally from banks	¥ 397	¥ 563	$ 3,379
Bank borrowings	166,363	18,041	1,416,217
	¥166,760	¥18,604	$1,419,596

The weighted average interest rates applicable to the bank borrowings were 0.59% and 2.79% at March 31, 2006 and 2005, respectively. In addition to the above short-term debt, deposits payable to affiliates, included in other current liabilities, were ¥4,886 million (US$41,594 thousand) and ¥5,087 million at March 31, 2006 and 2005, respectively, and the applicable interest rates were 0.35% and 0.29% at March 31, 2006 and 2005, respectively.

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Unsecured convertible bonds due 2006, 0.95%	¥ —	¥ 2,596	$ —
Mortgage loans principally from banks	—	138	—
Unsecured loans principally from banks	241,244	1,381	2,053,665
	¥241,244	¥ 4,115	$2,053,665
Less current portion	(22,699)	(2,688)	(193,232)
	¥218,545	¥ 1,427	$1,860,433

In addition to the above long-term debt, deposits payable to customers, included in other long-term liabilities, were ¥5,047 million (US$42,964 thousand) and ¥4,571 million at March 31, 2006 and 2005, respectively, and the applicable interest rates were 0.12% and 0.11% at March 31, 2006 and 2005, respectively. Account payable noncurrent included in other long-term liabilities was ¥2,276 million (US$19,375 thousand) and the applicable interest rate was 4.24% at March 31, 2006.

The aggregate annual maturities of long-term debt as of March 31, 2006 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 22,699	$ 193,232
2008	22,056	187,759
2009	22,041	187,631
2010	22,041	187,631
2011	132,041	1,124,040
2012 and thereafter	20,366	173,372
Total	¥241,244	$2,053,665

Each amount for the period from 2007 to 2010 is the minimum amount of scheduled payment.

The mortgage loans are collateralized by buildings and other having a book value of ¥1,269 million (US$10,803 thousand) and by trade accounts receivable of ¥216 million (US$1,839 thousand) at March 31, 2006.

7. Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local taxes based on income, which in the aggregate resulted in a normal statutory tax rate of approximately 41% for both 2006 and 2005.

Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Tax effects of significant temporary differences and tax loss carryforwards that resulted in deferred tax assets or liabilities at March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:			
Depreciation and amortization	¥ 82,307	¥ 23,672	$ 700,664
Pension and severance costs	11,243	3,341	95,709
Accrued expenses	9,970	8,034	84,873
Enterprise taxes	1,659	1,353	14,123
Tax loss carryforwards	30,174	6,306	256,865
Other	17,264	12,217	146,965
Less valuation allowance	(50,300)	(4,204)	(428,194)
Deferred tax assets	¥102,317	¥ 50,719	$ 871,005
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	¥ (3,684)	¥ (2,425)	$ (31,361)
Undistributed foreign earnings	(12,279)	(10,072)	(104,529)
Deferred gains on sales of property	(4,664)	(4,738)	(39,704)
Prepaid pension cost	(4,881)	—	(41,551)
Other	(5,422)	(4,419)	(46,156)
Deferred tax liabilities	¥(30,930)	¥(21,654)	$(263,301)
Net deferred tax assets	¥ 71,387	¥ 29,065	$ 607,704

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the year ended March 31, 2006 is as follows:

	2006
Normal effective statutory tax rate	40.5 %
Tax credit for research and development costs and other	(3.1)
Amortization expense not deductible for income tax purposes	1.4
Other – net	(0.6)
Actual effective tax rate	38.2 %

8. Leases

a) Finance leases:

The Companies lease certain buildings, machinery, computer equipment and other assets.

The pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

	Millions of yen			
	2006			2005
	Buildings and structures	Machinery, equipment and other assets	Total	Buildings, structures and other assets
Acquisition cost	¥8,632	¥8,788	¥17,420	¥10,572
Accumulated depreciation	1,403	5,379	6,782	2,359
Net leased property	¥7,229	¥3,409	¥10,638	¥ 8,213

	Thousands of U.S. dollars		
	2006		
	Buildings and structures	Machinery, equipment and other assets	Total
Acquisition cost	$73,482	$74,811	$148,293
Accumulated depreciation	11,943	45,791	57,734
Net leased property	$61,539	$29,020	$ 90,559

Obligations under finance leases as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due within one year	¥ 2,118	¥ 894	$18,030
Due after one year	8,520	7,319	72,529
	¥10,638	¥8,213	$90,559

Total rental expenses for the above leases were ¥726 million (US$6,180 thousand) and ¥1,193 million for the years ended March 31, 2006 and 2005, respectively.

The pro forma depreciation expense computed by the straight-line method was ¥726 million (US$6,180 thousand) and ¥1,193 million for the years ended March 31, 2006 and 2005, respectively.

The pro forma information above does not exclude the imputed interest portion because the remaining financial lease obligations are not material compared with the book values of property, plant and equipment.

b) Operating leases:

The minimum rental commitments under noncancellable operating leases as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due within one year	¥ 4,134	¥ 2,506	$ 35,192
Due after one year	21,261	14,730	180,991
	¥25,395	¥17,236	$216,183

9. Retirement Benefits

The Company and most domestic consolidated subsidiaries have a defined benefit pension plan and a defined contribution pension plan covering substantially all of their employees. Effective from June 1, 2003, the Company and most domestic consolidated companies amended the Company's retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of the future reserved amount.

Certain domestic consolidated subsidiaries have a defined benefit plan that provides for a lump-sum payment to terminated employees.

Certain foreign consolidated subsidiaries have local pension plans covering their employees. Certain foreign consolidated subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial basis.

The liability for employees' retirement benefits at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Projected benefit obligation	¥ 222,105	¥ 183,874	$ 1,890,738
Fair value of plan assets	(183,939)	(143,514)	(1,565,838)
Unrecognized prior service cost	22,889	25,465	194,850
Unrecognized actuarial loss	(27,933)	(41,446)	(237,788)
Unrecognized transitional obligation	(16,126)	(17,919)	(137,278)
Prepaid pension cost	12,443	3,752	105,925
Net liability for retirement benefits	¥ 29,439	¥ 10,212	$ 250,609

The components of net periodic benefit costs for the years ended March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Service cost	¥ 7,062	¥ 7,091	$ 60,117
Interest cost	3,837	3,654	32,664
Expected return on plan assets	(3,308)	(2,678)	(28,160)
Amortization of prior service cost (credit)	(2,396)	(2,429)	(20,397)
Recognized actuarial loss	6,042	6,801	51,434
Amortization of transitional obligation	1,794	1,791	15,272
Net periodic benefit costs	¥13,031	¥14,230	$110,930

Assumptions used for the years ended March 31, 2006 and 2005 are set forth as follows:

	2006	2005
Discount rate	Primarily 2.0%	Primarily 2.0%
Expected rate of return on plan assets	Primarily 2.0%	Primarily 2.0%
Amortization period of prior service cost	Primarily 15 years	Primarily 15 years
Recognition period of actuarial gain/loss	Primarily 10 years	Primarily 10 years
Amortization period of transitional obligation	15 years	15 years

In addition to the above net periodic benefit costs, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefits were ¥1,987 million (US$16,915 thousand) for the year ended March 31, 2006 and ¥1,800 million for the year ended March 31, 2005.

10. Contingent Liabilities

At March 31, 2006, the Companies had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
Trade notes discounted	¥ 682	$ 5,806
Guarantees of borrowings, principally of affiliates and employees	3,170	26,986

11. Shareholders' Equity

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. The Company's legal reserve amount, which is included in retained earnings, totals ¥14,117 million (US$120,175 thousand) at both March 31, 2006 and 2005, and its additional paid-in capital amount, which is included in capital surplus, totals ¥108,889 million (US$926,951 thousand) at both March 31, 2006 and 2005.

Year-end dividends are approved by an annual general meeting of the shareholders held subsequent to the fiscal year to which the dividends are applicable. In addition, semi-annual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Under the Code, the amount available for dividends is based on retained earnings as recorded on the Company's books. At March 31, 2006, retained earnings available for dividends recorded on the Company's books were ¥261,362 million (US$2,224,926 thousand).

The accompanying consolidated financial statements do not include any provision for the dividend of ¥25.0 (US$0.213) per share, aggregating ¥13,638 million (US$116,098 thousand), and directors' bonuses of ¥73 million (US$621 thousand) which were subsequently approved by the shareholders on June 29, 2006 as an appropriation of retained earnings in respect of the year ended March 31, 2006.

The Company repurchased 2.0 million shares of common stock from the market during the fiscal year ended March 31, 2006, at an aggregate cost of ¥5,001 million (US$42,573 thousand).

On May 1, 2006, a new corporation law (the "Corporation Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporation Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporation Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Company has not amended its articles of incorporation to allow the payment of dividends by resolution of its Board of Directors, except semiannual interim dividends.

The Corporation Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporation Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporation Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporation Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporation Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporation Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporation Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporation Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

12. Stock-Based Compensation Plans

The Company has a stock option plan. On June 28, 2001, the shareholders of the Company approved the issuance of stock options for the directors of the Company. The issued stock options are exercisable from July 28, 2003 to July 25, 2008. The number of shares to be transferred from treasury stock upon the exercise of the outstanding stock options as of March 31, 2006 was 99,000 shares of common stock of the Company. The options were granted at ¥3,275 (US$27.88) per share as an exercise price of the Company's common stock at the date of option grant.

On June 27, 2002, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. The issued stock options are exercisable from July 1, 2004 to June 30, 2009. The number of shares to be newly issued or transferred from treasury stock upon the exercise of the outstanding stock options as of March 31, 2006 was 438,000 shares of common stock of the Company. The options were granted at ¥2,955 (US$25.16) per share as an exercise price of the Company's common stock at the date of option grant.

On June 27, 2003, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. The issued stock options are exercisable from July 1, 2005 to June 30, 2010. The number of shares to be newly issued or transferred from treasury stock upon the exercise of the outstanding stock options as of March 31, 2006 was 696,000 shares of common stock of the Company. The options were granted at ¥2,372 (US$20.19) per share as an exercise price of the Company's common stock at the date of option grant.

On June 29, 2004, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. The issued stock options are exercisable from July 1, 2006 to June 30, 2011. The number of shares to be newly issued or transferred from treasury stock upon the exercise of the outstanding stock options as of March 31, 2006 was 1,151,000 shares of common stock of the Company. The options were granted at ¥2,695 (US$22.94) per share as an exercise price of the Company's common stock at the date of option grant.

On June 29, 2005, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. The issued stock options are exercisable from July 1, 2007 to June 29, 2012. The number of shares to be newly issued or transferred from treasury stock upon the exercise of the outstanding stock options as of March 31, 2006 was 1,167,000 shares of common stock of the Company. The options were granted at ¥2,685 (US$22.86) per share as an exercise price of the Company's common stock at the date of option grant.

The number of shares to be newly issued common stock or common stock transferred from treasury stock of the Company, which has been approved by the shareholders of the Company in the previous years, decreased due to the exercise of options or by the resignation of the directors and employees of the Company and its affiliates who have been granted stock options.

Subsequently, on June 29, 2006, the shareholders of the Company approved the issuance of stock options for the employees of the Company and directors and employees of its affiliates. Under this approval, the maximum number of shares to be newly issued or transferred from treasury stock on the exercise of stock options is 500,000 shares of common stock of the Company. The stock options are exercisable from July 1, 2008 to June 28, 2013. In addition, on the same date, the shareholders of the Company approved the issuance of stock options for the directors of the Company as remuneration under which the exercise price is ¥1 (US$0.01) per share. Under this approval, the maximum number of shares to be newly issued or transferred from treasury stock on the exercise of stock options is 50,000 shares of common stock of the Company. The stock options will be issued within one year from the annual general meeting of shareholders this year and are exercisable for five years, commencing on July 1 of the calendar year which includes the second anniversary after the allotment date of the stock options.

In addition, the meeting of the Board of Directors of the Company held on May 22, 2006, approved the issuance of stock options to the Executive Officers of the Company, who do not also serve as the directors of the Company as remuneration under which the exercise price is ¥1 (US$0.01) per share. Under this approval, the maximum number of shares to be newly issued or transferred from treasury stock on the exercise of stock options is 15,000 shares of common stock of the Company. The stock options will be issued within one year from the annual general meeting of shareholders this year and are exercisable for five years, commencing on July 1 of the calendar year which includes the second anniversary after the allotment date of the stock options.

13. Segment Information

The Companies operate in three reportable segments: Consumer Products, Prestige Cosmetics and Chemical Products. Operations within the Consumer Products segment include the manufacture and sale of personal care products such as shampoos and conditioners, laundry and cleaning products, and hygiene products. The Prestige Cosmetics segment manufactures and sells cosmetics. The Chemical Products segment manufactures and sells fatty chemicals and specialty chemicals such as surface active agents.

Segment information by business of the Companies for the years ended March 31, 2006 and 2005 was as follows:

	Millions of yen				
	2006				
	Consumer Products	Prestige Cosmetics	Chemical Products	Eliminations/ Corporate	Consolidated
Sales to customers	¥704,034	¥85,247	¥181,949	¥ —	¥ 971,230
Intersegment sales	—	—	26,941	(26,941)	—
Total sales	704,034	85,247	208,890	(26,941)	971,230
Operating expenses	611,334	80,075	186,861	(27,175)	851,095
Operating income	¥ 92,700	¥ 5,172	¥ 22,029	¥ 234	¥ 120,135
Assets	¥436,321	¥573,399	¥191,629	¥ 19,215	¥1,220,564
Depreciation and amortization	42,553	6,449	11,756	—	60,758
Loss on impairment of long-lived assets	233	—	—	—	233
Capital expenditures	24,940	154,127	24,528	—	203,595

	Millions of yen				
	2005				
	Consumer Products	Prestige Cosmetics	Chemical Products	Eliminations/ Corporate	Consolidated
Sales to customers	¥690,007	¥78,294	¥168,550	¥ —	¥936,851
Intersegment sales	—	—	28,439	(28,439)	—
Total sales	690,007	78,294	196,989	(28,439)	936,851
Operating expenses	597,409	70,601	176,326	(28,864)	815,472
Operating income	¥ 92,598	¥ 7,693	¥ 20,663	¥ 425	¥121,379
Assets	¥434,008	¥31,654	¥164,839	¥ 58,473	¥688,974
Depreciation and amortization	43,610	2,647	10,848	(311)	56,794
Loss on impairment of long-lived assets	2,509	—	—	—	2,509
Capital expenditures	34,745	3,572	16,001	—	54,318

	Thousands of U.S. dollars				
	2006				
	Consumer Products	Prestige Cosmetics	Chemical Products	Eliminations/ Corporate	Consolidated
Sales to customers	$5,993,309	$ 725,691	$1,548,898	$ —	$ 8,267,898
Intersegment sales	—	—	229,344	(229,344)	—
Total sales	5,993,309	725,691	1,778,242	(229,344)	8,267,898
Operating expenses	5,204,171	681,663	1,590,713	(231,336)	7,245,211
Operating income	$ 789,138	$ 44,028	$ 187,529	$ 1,992	$ 1,022,687
Assets	$3,714,319	$4,881,238	$1,631,301	$ 163,574	$10,390,432
Depreciation and amortization	362,245	54,899	100,077	—	517,221
Loss on impairment of long-lived assets	1,983	—	—	—	1,983
Capital expenditures	212,310	1,312,054	208,802	—	1,733,166

Geographic segment information of the Companies for the years ended March 31, 2006 and 2005 was as follows:

	Millions of yen					
	2006					
	Japan	Asia/ Oceania*	America**	Europe***	Eliminations/ Corporate	Consolidated
Sales to customers	¥697,484	¥ 84,469	¥93,739	¥ 95,538	¥ —	¥ 971,230
Intersegment sales	10,572	26,429	1,429	13,948	(52,378)	—
Total sales	708,056	110,898	95,168	109,486	(52,378)	971,230
Operating expenses	606,402	105,054	88,389	101,963	(50,713)	851,095
Operating income	¥101,654	¥ 5,844	¥ 6,779	¥ 7,523	¥ (1,665)	¥ 120,135
Assets	¥934,184	¥107,510	¥75,472	¥127,500	¥ (24,102)	¥1,220,564

	Millions of yen					
	2005					
	Japan	Asia/ Oceania*	America**	Europe***	Eliminations/ Corporate	Consolidated
Sales to customers	¥693,018	¥ 77,458	¥82,408	¥83,967	¥ —	¥936,851
Intersegment sales	10,067	22,824	1,230	9,837	(43,958)	—
Total sales	703,085	100,282	83,638	93,804	(43,958)	936,851
Operating expenses	595,600	97,525	77,184	89,208	(44,045)	815,472
Operating income	¥107,485	¥ 2,757	¥ 6,454	¥ 4,596	¥ 87	¥121,379
Assets	¥421,746	¥ 84,343	¥63,191	¥81,929	¥ 37,765	¥688,974

	Thousands of U.S. dollars					
	2006					
	Japan	Asia/ Oceania*	America**	Europe***	Eliminations/ Corporate	Consolidated
Sales to customers	$5,937,550	$719,069	$797,982	$ 813,297	$ —	$ 8,267,898
Intersegment sales	89,997	224,985	12,165	118,737	(445,884)	—
Total sales	6,027,547	944,054	810,147	932,034	(445,884)	8,267,898
Operating expenses	5,162,186	894,305	752,439	867,992	(431,711)	7,245,211
Operating income	$ 865,361	$ 49,749	$ 57,708	$ 64,042	$ (14,173)	$ 1,022,687
Assets	$7,952,533	$915,212	$642,479	$1,085,384	$(205,176)	$10,390,432

*Asia/Oceania: Asia and Australia
**America: North America
***Europe: Europe and South Africa

Sales to foreign customers were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Asia/Oceania	¥ 92,712	¥ 81,792	$ 789,239
America	94,356	81,963	803,235
Europe	93,139	85,539	792,875
Sales to foreign customers	¥280,207	¥249,294	$2,385,349

14. Selling, General and Administrative Expenses

Selling, general and administrative expenses principally consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Advertising	¥83,770	¥84,157	$713,118
Promotion	38,723	36,720	329,642
Research and development	40,262	39,764	342,743
Salaries and bonuses	73,157	68,522	622,772
Packing and delivery expenses	51,948	50,282	442,224

15. Other (Income) Expenses

"Other, net" consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Gain on sales of investment securities	¥(1,202)	¥(1,183)	$(10,232)
Loss on sales or disposals of property, plant and equipment, net	2,320	3,690	19,750
Loss on investment in affiliates	880	—	7,491
Prior-year post-retirement healthcare benefit expenses at U.S. subsidiaries	2,327	—	19,809
Loss on impairment of long-lived assets	233	2,509	1,983
Other, net	(2,054)	(1,512)	(17,485)
	¥ 2,504	¥ 3,504	$ 21,316

16. Derivatives

The Companies enter into foreign exchange forward contracts, foreign currency options and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies also enter into interest rate swap contracts to manage interest rate exposures on certain liabilities.

The Companies have purchased interest rate caps to limit the unfavorable impact from increases in interest rates on floating-rate long-term debt. The interest rate caps effectively limit the Companies' interest exposures of floating-rate long-term borrowings at a maximum rate.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Companies' business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading or speculative purposes. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

The Companies had the following derivatives contracts outstanding at March 31, 2006 and 2005:

	Millions of yen					
	2006			2005		
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:						
Buying U.S. Dollar	¥ 2,178	¥2,352	¥ 174	¥2,802	¥2,534	¥(267)
Buying Japanese Yen	45	45	0	13	13	0
Buying British Pound	263	262	(1)	—	—	—
Buying other currencies	35	35	(0)	—	—	—
Selling U.S. Dollar	2,641	2,657	(16)	5,429	5,385	44
Selling other currencies	849	854	(5)	786	773	13
Foreign currency options:						
Purchased put option	84			—		
(Premium)	1	1	(0)	—	—	—
Written call option	84			—		
(Premium)	1	1	0	—	—	—
Foreign currency swaps:						
Receiving Japanese Yen, paying U.S. Dollar	4,029	(147)	(147)	4,293	263	263
Receiving Japanese Yen, paying Euro	1,825	(130)	(130)	3,508	(216)	(216)
Receiving Japanese Yen, paying British Pound	14,518	(665)	(665)	—	—	—
Receiving U.S. Dollar, paying Euro	1,933	(18)	(18)	2,324	(337)	(337)
Receiving Hong Kong Dollar, paying Euro	—	—	—	999	(158)	(158)
Receiving U.S. Dollar, paying Thai Baht	3,470	187	187	1,660	(4)	(4)
Interest rate swaps:						
Receiving fixed-rate, paying floating-rate	699	(1)	(1)	708	(2)	(2)

	Thousands of U.S. dollars		
	2006		
	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:			
Buying U.S. Dollar	$ 18,541	$20,022	$ 1,481
Buying Japanese Yen	383	383	0
Buying British Pound	2,239	2,230	(9)
Buying other currencies	298	298	(0)
Selling U.S. Dollar	22,482	22,619	(137)
Selling other currencies	7,227	7,270	(43)
Foreign currency options:			
Purchased put option	715		
(Premium)	9	9	(0)
Written call option	715		
(Premium)	9	9	0
Foreign currency swaps:			
Receiving Japanese Yen, paying U.S. Dollar	34,298	(1,251)	(1,251)
Receiving Japanese Yen, paying Euro	15,536	(1,107)	(1,107)
Receiving Japanese Yen, paying British Pound	123,589	(5,661)	(5,661)
Receiving U.S. Dollar, paying Euro	16,455	(153)	(153)
Receiving U.S. Dollar, paying Thai Baht	29,539	1,592	1,592
Interest rate swaps:			
Receiving fixed-rate, paying floating-rate	5,950	(9)	(9)

17. Net Income per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2006 and 2005 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
For the year ended March 31, 2006	Net income	Weighted average shares	EPS	
Basic EPS				
Net income available to common shareholders	¥71,050	544,127	¥130.58	$1.11
Effect of Dilutive Securities				
Warrants	—	234		
Convertible bonds	3	1,014		
Diluted EPS				
Net income for computation	¥71,053	545,375	¥130.28	$1.11

	Millions of yen	Thousands of shares	Yen
For the year ended March 31, 2005	Net income	Weighted average shares	EPS
Basic EPS			
Net income available to common shareholders	¥72,088	549,626	¥131.16
Effect of Dilutive Securities			
Warrants	—	76	
Convertible bonds	30	8,948	
Diluted EPS			
Net income for computation	¥72,118	558,650	¥129.09

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan
Tel: +81(3)3457 7321
Fax: +81(3)3457 1694

To the Board of Directors of
Kao Corporation

We have audited the accompanying consolidated balance sheets of Kao Corporation and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kao Corporation and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2006

Member of
Deloitte Touche Tohmatsu

Investor Information (As of March 31, 2006)

Kao Corporation

Head Office
14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
Telephone: 81-3-3660-7111
Facsimile: 81-3-3660-8978

Founded
June 19, 1887

Common Stock
Authorized: 1,000,000,000 shares
Issued: 549,443,701 shares
Outstanding: 545,518,847 shares
Number of Shareholders: 43,938

Stock Listings
Tokyo Stock Exchange

Ticker Symbol Number
4452

Administrator of Shareholder Register
The Chuo Mitsui Trust and
Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063, Japan

Depositary and Registration for American Depositary Receipts (ADR Ticker Symbol: KCRPY)
JP Morgan Chase Bank, N.A.
4 New York Plaza
New York, NY 10004, U.S.A.

Major Shareholders

Name of Shareholders	Investment in Kao by the Shareholders	
	Number of shares (thousand shares)	Ratio of shareholding (percentage)
Japan Trustee Services Bank, Ltd. (Trust Account)	26,019	4.73
Moxley and Company	26,008	4.73
State Street Bank and Trust Company 505103	25,392	4.62
The Master Trust Bank of Japan, Ltd. (Trust Account)	18,879	3.43
Tokio Marine & Nichido Fire Insurance Co., Ltd.	17,402	3.16

Composition of Shareholders



Securities Companies 2.68%
Treasury Stock 0.71%
Japanese Companies 4.18%
Individuals and Others 14.25%
Foreign Companies and Individuals 49.55%
Financial Institutions 28.63%

Stock Price Range & Trading Volume (Tokyo Stock Exchange)



Stock Price Range (Yen)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Common Stock Price Range
Tokyo Price Index Close
Monthly Trading Volume (Million Shares)
70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005

Note: Fiscal years beginning April and ending March the following calendar year

Investor Relations

Telephone: 81-3-3660-7101

Facsimile: 81-3-3660-8978

e-mail: ir@kao.co.jp

http://www.kao.co.jp/en/ir/



http://www.kao.co.jp/en/

Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan



Waterless
Printing. Naturally.



PRINTED WITH
SOY INK
TM



Mixed Sources
Product group from well-managed
forests and other controlled sources
www.fsc.org Cert no. SA-COC-1196
© 1996 Forest Stewardship Council
FSC

RECEIVED
2006 SEP 12 A 9:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-1

Kao Corporation

Notice of Determination of Conditions Concerning the Issuance of First and Second Series of Unsecured Bonds

August 2, 2006

Kao Corporation (the "Company") hereby makes the following announcement: concerning the issuance of its First and Second Series of Unsecured Bonds, the Company today has determined the conditions and completed the offering.

The maturity terms and issue amounts of the above bonds are five years and seven years respectively, and 50 billion yen each (i.e., for a total of 100 billion yen). Funds financed through the issuance of these bonds shall be used to repay loans. All of such loans (i.e., bridge loans) were originally borrowed for the acquisition of shares and intellectual property rights of Kanebo Cosmetics Inc.

All of the above bridge loans will be converted into mid- and long-term interest-bearing debt through the issuance of the above bonds, the syndicate loan arranged in March 2006, and other means.

(Reference)

	First Series of Unsecured Bonds (5-Year Bonds)	Second Series of Unsecured Bonds (7-Year Bonds)
Total amount of the bonds	50 billion yen	50 billion yen
Interest Rate	1.60%/year	1.91%/year
Redemption Date	June 20, 2011	June 20, 2013

The due date of payment for the above bonds is scheduled for August 11, 2006.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

RECEIVED
2006 SEP 12 A 9:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-2

Kao Corporation

Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")

August 25, 2006
Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: (i) the following details concerning the offering stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors ("Company D&O"); and (ii) to make an offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights, with the purpose of: (a) enhancing the motivation and morale of the Company D&O to improve the performance and stock values of the Company, through further increasing the correlation between the remuneration of the Company D&O and the performance and stock values of the Company; and (b) further increasing the Company's corporate value, through promoting the shared interests of the Company D&O and the Company's shareholders, pursuant to Articles 236, 238 and 240 of the Corporation Law.

Terms and Conditions of the Issuance

1. Name of Stock Acquisition Rights:

   Stock Acquisition Rights Series 5-A of Kao Corporation

2. Total Number of Stock Acquisition Rights:

   39 stock acquisition rights

   The above total number is the planned allotted number. If the total number of stock acquisition rights to be allotted decreases, including the case where an application has not been made for subscription, the total number of stock acquisition rights to be allotted shall be the total stock acquisition rights to be issued.

3. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights:

   The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each stock acquisition right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition right ("Allotment Date"), the shares of the Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Allotted Number of Shares will be adjusted using the following formula, rounding down to the nearest yen any amount less than 1 yen resulting from the adjustment:

   $$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/Stock Consolidation Ratio}$$

   The adjusted Allotted Number of Shares shall apply: (i) on or after the following day of the

record date of the relevant stock split in the event of a stock split; or (ii) on or after the effective day of the stock consolidation in the event of a stock consolidation. However, in the event of a stock split to be conducted on the condition that the proposal for increasing the capital or the capital surplus by decreasing the retained earnings be approved at the general meeting of shareholders of the Company, and if the record date of the stock split shall be any day prior to the conclusion day of the relevant general meeting of shareholders, the adjusted Allotted Number of Shares shall apply retrospectively to the following day of such record date, on or after the following day of the conclusion day of the relevant general meeting of shareholders.

In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

Furthermore, when the Allotted Number of Shares is adjusted, the Company shall give notice or publicly announce to the respective person holding stock acquisition rights, who is registered in the registry of the stock acquisition rights ("Stock Acquisition Right Holder"), of the necessary matters, no later than the day prior to the day when the adjusted Allotted Number of Shares will apply. However, if no notice or public announcement can be made on the day prior to the day when the adjusted Allotted Number of Shares applies, such notice or public announcement shall be promptly made subsequently.

4. Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

   The value of the assets to be contributed upon the exercise of each stock acquisition right is equal to the product of: one (1) yen to be paid for each share that will be delivered upon the exercise of stock acquisition rights; and the Allotted Number of Shares.

5. Period for Exercising Stock Acquisition Rights:

   From July 1, 2008 to June 28, 2013

6. Matters Concerning an Increase in Capital and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights:

   (1) The amount of an increase in capital, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules" multiplied by one half (1/2), with any amount less than 1 yen resulting from the calculation rounded up to the nearest yen.

   (2) The amount of an increase in the capital surplus, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (1) above, less the amount of the increase in capital provided for in (1) above.

7. Restrictions on Acquiring Stock Acquisition Rights by Transfer:

   Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Company by resolution.

8. Reasons and Terms for Acquiring Stock Acquisition Rights:

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement under which the Company is to become a dissolved company, a proposal for the approval of an absorption-type demerger (*kyushu bunkatsu*) agreement or incorporation-type demerger (*shinsetsu bunkatsu*) plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange (*kabushiki kokan*) agreement or a stock transfer (*kabushiki iten*) plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's general meeting of shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a general meeting of shareholders is not required), on the date separately determined by the Board of Directors of the Company.

9. Handling of Stock Acquisition Rights Upon Restructuring:

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type demerger, an incorporation-type demerger, a share-for-share exchange, or a stock transfer (collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (e) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(1) Number of Stock Acquisition Rights of the Restructured Company to be Delivered:

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(2) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights:

Shares of the Restructured Company's common stock

(3) The number of shares of the Restructured Company to be delivered upon Exercise of Stock Acquisition Rights:

A decision will be made subject to 3. above, considering the terms for the Restructuring.

(4) Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the Restructuring; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (3) above. The paid-in amount after the Restructuring shall be one (1) yen for each share in the Restructured Company issuable upon the exercise of stock acquisition rights.

(5) Period for Exercising Stock Acquisition Rights:

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in 5. above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in 5. above.

(6) Matters Concerning Increase in Capital and Capital Surplus In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights:

To be decided subject to 6. above.

(7) Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the board of directors of the Restructured Company by resolution ("director", if the Restructured Company is not a company with a board of directors).

(8) Terms and Conditions for Acquiring Stock Acquisition Rights:

To be decided subject to 8. above.

(9) Other Conditions for Exercising Stock Acquisition Rights:

To be decided subject to 11. below.

10. Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights:

Any fraction less than one share in the number of shares to be delivered to any Stock Acquisition Right Holder who has exercised stock acquisition rights will be rounded down.

11. Other Terms for Exercising Stock Acquisition Rights:

(1) If a Stock Acquisition Right Holder loses all his/her positions of member of the Board of Directors, auditor, officer or employee of the Company or in a company in which the Company holds 40 % or more of its shares directly or indirectly, the Stock Acquisition Right Holder can exercise the stock acquisition rights only within the period from the date of the loss of the relevant position to the two year anniversary of that date; provided, however, that such exercise shall be limited to the period for exercising the stock acquisition rights, defined in 5. above.

(2) One stock acquisition right cannot be exercised by further dividing the right.

12. Calculation Method of Paid-in Amount for Stock Acquisition Rights:

The paid-in amount for each stock acquisition right shall be equal to the product of: the option price per share calculated based on the basic figures described below in accordance with the following Black-Scholes model; and the Allotted Number of Shares.

$$C = Se^{-qT} N(d) - Xe^{-rT} N\left(d - \sigma\sqrt{T}\right)$$

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

(1) Option price per share (C)
(2) Share price (S): the closing price of the common stock of the Company under a regular transaction at the Tokyo Stock Exchange on September 29, 2006 (the basic price of the following transaction day, if there is no closing price.)
(3) Exercise price (X): 1 yen
(4) Projected remaining period (T): 4.5 years
(5) Volatility (σ): share price volatility rate calculated based on the closing price of the common stock of the Company under a regular transaction on the last transaction day of each week during the 4.5 years (from March 29, 2002 to September 29, 2006)
(6) Risk-free interest rate (r): interest rate of the government bonds whose remaining years match the projected remaining period
(7) Dividend yield (q): dividend per share (dividend results for Fiscal Year 2005) of the common stock of the Company divided by the share price defined in (2) above
(8) Cumulative distribution function of the standard normal distribution ($N(\cdot)$)

13. Date of Allotment of Stock Acquisition Rights:

September 29, 2006

14. Payment Date of Money in Exchange for Stock Acquisition Rights:

Payment date shall be September 29, 2006.

15. Request for Exercise of Stock Acquisition Rights and Payment Method:

(1) Upon exercise of the stock acquisition rights, the necessary items shall be filled in on the "Request for Exercise of Stock Acquisition Rights" form by the Stock Acquisition Right Holder, in a manner designated by the Company, with a seal or sign affixed, then the "Request for Exercise of Stock Acquisition Rights" shall be submitted to the place of acceptance of the request for exercise defined in 16. below. The "Request for Exercise of Stock Acquisition Rights" shall be accepted at the place of acceptance of the request for exercise only on the business days of the Company.

(2) Along with the submission of the "Request for Exercise of Stock Acquisition Rights" stated in (1) above, the amount equal to the value of assets contributed upon the exercise of each stock acquisition right multiplied by the number of the stock acquisition rights to be exercised ("Paid-in Amount") shall be remitted in cash to the bank account designated by the Company ("Designated Account") at the payment handling place defined in 17. below, no later than the date designated by the Company.

16. Place of Acceptance of Request for Exercise of Stock Acquisition Rights:

The Human Capital Development Department of the Company (If there is any change in the departments in charge of the administration relating to the stock acquisition rights, then the relevant department after such change; If the Company outsources the relevant administration to a third party, such third party.)

17. Payment Handling Place upon Exercise of Stock Acquisition Rights:

    Otemachi Business Department of Mizuho Corporate Bank, Ltd. (or the then succeeding bank of the relevant bank or the then succeeding branch of the relevant branch)

18. Effective Period of Exercising Stock Acquisition Rights, etc.:

    (1) The exercise of the stock acquisition rights becomes effective when the payment handling place accepts the same "Request for Exercise of Stock Acquisition Rights", that was accepted at the place of acceptance of the "Request for Exercise of Stock Acquisition Rights", and the Paid-in Amount defined in 15. (2) is remitted to the Designated Account.

    (2) The Company shall issue a stock certificate after the completion of the exercise procedures without delay. However, no stock certificate shall be issued for shares that are less than one unit share (*tangen miman kabushiki*).

19. Handling in Connection with Re-reading of the Provisions or Other Measures in this Terms and Conditions of the Issuance:

    If any re-reading of the provisions or any other measures in this Terms and Conditions of the Issuance becomes necessary, the Company may change this Terms and Conditions of the Issuance in connection therewith in a manner deemed appropriate by the Company in accordance with the Corporate Law and the purposes of the stock acquisition rights, and such change shall be incorporated into this Terms and Conditions of the Issuance.

20. Public Disclosure of Terms and Conditions of the Issuance:

    The Company shall keep a copy of this Terms and Conditions of the Issuance of the stock acquisition rights at its head office so as to be available to Stock Acquisition Right Holders for their review during its business hours.

21. Any other necessary matters relating to the stock acquisition rights shall be exclusively delegated to the representative directors.

Furthermore, stock acquisition rights are to be allotted to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors, totaling 27 people. The total number of 39 units of stock acquisition rights, described in 2. above, are made up as follows: 27 units to be allotted to the members of the Board of Directors of the Company and 12 units to be allotted to those executive officers who do not also serve as Company's members of the Board of Directors. The people and number of units to be allotted the stock acquisition rights will be resolved at a meeting of the Board of Directors at a later date.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

RECEIVED
2006 SEP 12 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-3

Kao Corporation

Notice Regarding Allotment of Stock Options

August 25, 2006
Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: (i) the following details concerning the offering stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options at especially favorable terms to employees of the Company and members of the Board of Directors and employees of the Company's affiliated companies (collectively, "Employees"); and (ii) to make the offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights, for the purpose of further increasing the Companies corporate value, through promoting the shared interests of the Employees and the Company's shareholders, pursuant to Articles 236, 238 and 239 of the Corporation Law, and the resolution of the 100th Annual General Meeting of Shareholders of the Company held on June 29, 2006.

Terms and Conditions of the Issuance

1. Name of Stock Acquisition Rights:

   Stock Acquisition Rights Series 5-B of Kao Corporation

2. Total Number of Stock Acquisition Rights:

   437 stock acquisition rights

   The above total number is the planned allotted number. If the total number of stock acquisition rights to be allotted decreases, including the case where an application has not been made for subscription, the total number of stock acquisition rights to be allotted shall be the total stock acquisition rights to be issued.

3. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights:

   The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each stock acquisition right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition rights ("Allotment Date"), the shares of the Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Allotted Number of Shares will be adjusted using the following formula, and any amount less than 1 yen resulting from the adjustment shall be rounded down to the nearest yen. The provision in 5(2)(ii) below shall apply *mutatis mutandis* to determine the day when the adjusted Allotted Number of Shares is to apply.

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/ Stock Consolidation Ratio}$$

   In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

Furthermore, when the Allotted Number of Shares is adjusted, the Company shall give notice or publicly announce to the respective persons holding stock acquisition rights, who are registered in the registry of the stock acquisition rights ("Stock Acquisition Right Holder"), of the necessary matters no later than the day prior to the day when the adjusted Allotted Number of Shares will apply. However, if no notice or public announcement can be made on the day prior to the day when the adjusted Allotted Number of Shares applies, such notice or public announcement shall be promptly made subsequently.

4. Calculation of Value of Assets Contributed upon Exercise of the Stock Acquisition Rights:

   The value of the assets to be contributed upon the exercise of each stock acquisition right will be equal to the product of: the amount to be paid for each share delivered upon the exercise of stock acquisition rights ("Exercise Price"); and the Allotted Number of Shares. The Exercise Price will be equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications: the same applies hereinafter) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made: the same applies hereinafter) commencing on the 45th trading day prior to the day after the Allotment Date, with any fraction less than one yen rounded up to the nearest yen. If the foregoing amount is less than the closing price of the common stock of the Company in the regular transactions at the Tokyo Stock Exchange on the Allotment Date, that closing price will be the Exercise Price.

5. Adjustment of Exercise Price:

   (1) After the Allotment Date, if any one of the events in the following (i) or (ii) occurs with respect to the common stock of the Company, the Exercise Price will be adjusted using the following calculation formulas ("Calculation Formula of Adjusting Exercise Price"), and any amount less than 1 yen resulting from the adjustment shall be rounded up to the nearest yen.

      (i) Where the Company, in respect of shares of its common stock, issues new shares or disposes of its treasury shares at a price less than the market price (However, the Exercise Price will not be adjusted in the event of: any conversion of securities to be converted or that are convertible into common stock of the Company; any exercise of stock acquisition rights which may be used to claim for an issuance of the Company's common stock (including the purchase rights attached to bonds with a share purchase warrant); any transfer to stock option holders of the Company's treasury shares acquired by the Company based on the resolutions of the 95th Annual General Meeting of Shareholders held on June 28, 2001; any transfer of treasury shares owned by the Company, based on any shareholder's claim , for sale in relation to any shares that are less than one unit share; or the transfer of treasury shares owned by the Company due to a share-for-share exchange.)



$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

(a) In the Calculation Formula for Adjusted Exercise Price, "Number of Previously

Issued Shares" means the aggregate number of issued shares less the treasury shares held by the Company. Where the Company disposes of its treasury shares that are common stock of the Company, "Number of Newly Issued Shares" will read as "Number of Treasury Shares to be Disposed of."

(b) The "Market Price" applied in the Calculation Formula for Adjusted Exercise Price shall be the average price of the daily closing prices of common stock of the Company for regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days commencing on the 45th trading day prior to the "day when the Exercise Price after adjustment applies" ("Application Day") defined in (2) below. The "average price" shall be calculated up to two decimal places, and rounded to one decimal place.

(ii) Where the shares of the Company's common stock are subject to any stock split or any stock consolidation:

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Stock Split/Stock Consolidation Ratio}}$$

(2) The day when the Exercise Price after adjustment will apply shall be as follows:

(i) The Exercise Price after adjustment, where an adjustment is made in accordance with (1)(i) above, shall apply on and after the day following the payment day for the relevant issue or disposal of shares (or on and after the day following the record date, if there is any record date).

(ii) The Exercise Price after adjustment, where an adjustment is made in accordance with (1)(ii) above, shall apply: (i) on and after the day following the record date of the relevant stock split in the event of a stock split; or (ii) on and after the effective day of the stock consolidation in the event of a stock consolidation. However, in the event of a stock split to be conducted on the condition that the proposal for increasing the capital or the capital surplus by decreasing the retained earnings be approved at the general meeting shareholders of the Company, and if the record date of the stock split shall be any day prior to the conclusion day of the relevant general meeting of shareholders, the adjusted Exercise Price shall apply retrospectively to the day following such record date, on and after the following day of the conclusion day of the relevant general meeting of shareholders.

In the event stated in the proviso above, the shares of the common stock of the Company shall be delivered to a Stock Acquisition Right Holder who exercised their stock acquisition rights during the period from the day following the record date of the stock split to the conclusion day of the relevant general meeting of shareholders (hereinafter, the number of shares deliverable upon the exercise of the relevant stock acquisition rights shall be the "Number of Shares Exercised before Stock Split.") in accordance with the following calculation formula. Any share less than one share resulting from above shall be rounded to zero.

$$\text{Number of Shares of New Issuance} = \frac{(\text{Exercise Price before Adjustment} - \text{Exercise Price after Adjustment}) \times \text{Number of Shares Exercised before Stock Split}}{\text{Exercise Price after Adjustment}}$$

(3) In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring adjustment of the Exercise Price, including the case where the Company decreases the capital amount, the Exercise Price shall be adjusted to a reasonable extent considering the conditions for the decrease in the capital amount.

(4) Where the Exercise Price is adjusted, the Company shall give notice or publicly announce to the Stock Acquisition Right Holders, who are registered in the registry of the stock acquisition rights, of the necessary matters no later than the day prior to the day when the Exercise Price after adjustment will apply. However, if no notice or public announcement can be made on the day prior to the day when the Exercise Price after adjustment applies, such notice or public announcement shall be promptly made subsequently.

6. Period for Exercising Stock Acquisition Rights:

From July 1, 2008 to June 28, 2013

7. Matters Concerning an Increase in Capital and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights:

(1) The amount of an increase in the capital, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules", multiplied by one half (1/2), with any amount less than 1 yen resulting from the calculation rounded up to the nearest yen.

(2) The amount of an increase in the capital surplus, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (1) above, less the amount of the increase in capital provided for in (1) above.

8. Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Company by resolution.

9. Reasons and Terms for Acquiring Stock Acquisition Rights:

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement under which the Company is to become a dissolved company, a proposal for the approval of an absorption-type demerger (*kyushu bunkatsu*) agreement or incorporation-type demerger (*shinsetsu bunkatsu*) plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange (*kabushiki kokan*) agreement or a stock transfer (*kabushiki iten*) plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's general meeting of shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a general meeting of shareholders is not required), on the date separately determined by the Board of Directors of the Company.

10. Handling of Stock Acquisition Rights Upon Restructuring:

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type demerger, an incorporation-type demerger, a share-for-share exchange, or a stock transfer (collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (e) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(1) Number of Stock Acquisition Rights of the Restructured Company to be Delivered:

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(2) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights:

Shares of the Restructured Company's common stock

(3) The number of shares of the Restructured Company delivered upon Exercise of Stock Acquisition Rights:

A decision will be made subject to 3. above, considering the terms for the Restructuring.

(4) Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the Restructuring, which is obtained by adjusting the Exercise Price based on 4. above, considering factors such as the Restructuring terms; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (3) above.

(5) Period for Exercising Stock Acquisition Rights:

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in 6. above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in 6. above.

(6) Matters Concerning Increase in Capital and Capital Surplus In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights:

To be decided subject to 7. above.

(7) Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the board of directors of the Restructured Company by resolution ("director", if the Restructured Company is not a company with a board of directors).

(8) Terms and Conditions for Acquiring Stock Acquisition Rights:

To be decided subject to 9. above.

11. Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights:

Any fraction less than one share in the number of shares to be delivered to any Stock Acquisition Right Holder who has exercised stock acquisition rights will be rounded down.

12. Other Conditions for Exercising Stock Acquisition Rights:

(1) If a Stock Acquisition Right Holder loses all his/her positions of member of the Board of Directors, auditor, officer or employee of the Company or in a company in which the Company holds 40 % or more of its shares directly or indirectly, the Stock Acquisition Right Holder can exercise the stock acquisition rights only within the period from the date of the loss of the relevant position to the two year anniversary of that date; provided, however, that such exercise shall be limited to the period for exercising the stock acquisition rights, defined in 6. above.

(2) One stock acquisition right cannot be exercised by further dividing the right.

13. Paid-in Amount for Stock Acquisition Rights:

No payment of money is required for the stock acquisition rights.

14. Date of Allotment of Stock Acquisition Rights:

September 29, 2006

15. Request for Exercise of Stock Acquisition Rights and Payment Method:

(1) Upon exercise of the stock acquisition rights, the necessary items shall be filled in the "Request for Exercise of Stock Acquisition Rights" form by the Stock Acquisition Right Holder, in a manner designated by the Company, with a seal or sign affixed, then the "Request for Exercise of Stock Acquisition Rights" shall be submitted to the place of acceptance of the request for exercise defined in 16. below. The "Request for Exercise of Stock Acquisition Rights" shall be accepted at the place of acceptance of the request for exercise only on the business days of the Company.

(2) Along with the submission of the "Request for Exercise of Stock Acquisition Rights" stated in (1) above, the amount equal to the value of assets contributed upon the exercise of each stock acquisition right multiplied by the number of the stock acquisition rights to be exercised ("Paid-in Amount") shall be remitted in cash to the bank account designated by the Company ("Designated Account") at the payment handling place defined in 17. below no later than the date designated by the Company.

16. Place of Acceptance of Request for Exercise of Stock Acquisition Rights:

    The Human Capital Development Department of the Company (If there is any change in the departments in charge of the administration relating to the stock acquisition rights, then the relevant department after such change; If the Company outsources the relevant administration to a third party, such third party.)

17. Payment Handling Place upon Exercise of Stock Acquisition Rights:

    Otemachi Business Department of Mizuho Corporate Bank, Ltd. (or the then succeeding bank of the relevant bank or the then succeeding branch of the relevant branch)

18. Effective Period of Exercising Stock Acquisition Rights, etc.:

    (1) The exercise of the stock acquisition rights becomes effective when the payment handling place accepts the same "Request for Exercise of Stock Acquisition Rights" that was accepted at the place of acceptance of the "Request for Exercise of Stock Acquisition Rights", and the Paid-in Amount defined in 15. (2) is remitted to the Designated Account.

    (2) The Company shall issue a stock certificate after the completion of the exercise procedures without delay. However, no stock certificate shall be issued for shares that are less than one unit share (*tangen miman kabushiki*).

19. Handling in Connection with Re-reading of the Provisions or Other Measures in this Terms and Conditions of the Issuance:

    If any re-reading of the provisions or any other measures in this Terms and Conditions of the Issuance becomes necessary, the Company may change this Terms and Conditions of the Issuance in connection therewith in a manner deemed appropriate by the Company in accordance with the Corporate Law and the purposes of the stock acquisition rights, and such change shall be incorporated into this Terms and Conditions of the Issuance.

20. Public Disclosure of Terms and Conditions of the Issuance:

    The Company shall keep a copy of this Terms and Conditions of the Issuance of stock acquisition rights at its head office so as to be available to Stock Acquisition Right Holders for their review during its business hours.

21. Any other necessary matters relating to the stock acquisition rights shall be exclusively delegated to the representative directors.

22. Any one of the provisions above shall be subject to the effectiveness of the registration in accordance with the Securities Exchange Law.

Furthermore, stock acquisition rights are to be allotted to employees of the Company and the members of the Board of Directors and employees of the Company's affiliated companies, totaling 83 people. The people and number of units to be allotted the stock acquisition rights will be resolved at a meeting of the Board of Directors at a later date.

Reference:
(1) Date of resolution of the meeting of the Board of Directors in which it was resolved to submit a proposal to the Annual General Meeting of Shareholders: May 22, 2006
(2) Date of resolution of the 100th Annual General Meeting of Shareholders of the Company:

June 29, 2006

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

RECEIVED
2006 SEP 12 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B-1



平成１８年８月２日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

第１回及び第２回無担保社債の発行に係る条件決定のお知らせ

当社は、本日、第１回及び第２回無担保社債の発行について、その条件を決定し、募集を完了いたしましたので、お知らせいたします。

発行年限及び発行総額は、５年及び７年で各々500億円（総額1,000億円）であります。

本社債の発行により調達する資金は、借入金返済資金に充当いたします。当該借入金（ブリッジ・ローン）は、その全額が、株式会社カネボウ化粧品の株式及び知的財産権取得のため当初調達した借り入れです。

なお、当該ブリッジ・ローンは、本社債の発行及び本年３月に組成したシンジケート・ローン等により、全て中長期の有利子負債へ転換することになります。

（ご参考）

	第１回（５年債）	第２回（７年債）
社債総額	500億円	500億円
利　　率	年1.60%	年1.91%
償還期限	平成23年６月20日	平成25年６月20日

なお、本社債の払込期日は、本年８月11日を予定しております。

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話03-3660-7041～7042

RECEIVED
2006 SEP 12 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B-2



平成１８年８月２５日

各 位

会 社 名 花 王 株 式 会 社
代表者名 代表取締役 社長執行役員
尾 﨑 元 規
（コード番号 ４４５２ 東証第一部）

ストックオプション（株式報酬型）の割当てに関するお知らせ

当社は、本日開催の取締役会において、会社法第236条、第238条及び第240条の規定に基づき、当社の取締役及び当社取締役を兼務しない執行役員（以下、「当社取締役等」といいます。）の報酬と当社の業績及び株式価値の連動性を一層高めることによって、当社取締役等の会社業績や株式価値の向上への意欲や士気を高めるとともに、当社株主との利害の共有化を図り、企業価値の一層の増大を図ることを目的として、当社取締役等に対してストックオプションとして発行する新株予約権の募集事項等を下記のとおり決定し、当該新株予約権を引き受ける者の募集をすること等につき決議いたしましたので、お知らせいたします。

記

〔発行要項〕

１．新株予約権の名称　　　　花王株式会社第５－Ａ回新株予約権

２．新株予約権の総数　　　　39個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

３．新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日

までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者(以下、「新株予約権者」という。)に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

4．新株予約権の行使に際して出資される財産の価額

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額を1円とし、これに付与株式数を乗じて得た金額とする。

5．新株予約権を行使することができる期間

平成20年7月1日から平成25年6月28日まで。

6．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じて得た額とする。

7．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。

8．新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合(株主総会決議が不要の場合は、当社取締役会決議がなされた場合。)は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

9．組織再編行為の際の新株予約権の取り扱い

当社が、合併(当社が合併により消滅する場合に限る。)、吸収分割、新設分割、株式交換または株式移転(以上を総称して以下、「組織再編行為」という。)をする場合において、組織再編行為の効力発生日において残存する新株予約権(以下、「残存新株予約権」という。)の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社(以下、「再編対象会社」という。)の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

(1) 交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

(2) 新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記３．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式１株当たり１円とする。

(5) 新株予約権を行使することができる期間
上記５．に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記５．に定める新株予約権を行使することができる期間の末日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記６．に準じて決定する。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

(8) 新株予約権の取得事由及び条件
上記８．に準じて決定する。

(9) その他の新株予約権の行使の条件
下記11．に準じて決定する。

10. 新株予約権の行使により生じる１株に満たない端数の取り扱い
新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとする。

11. その他の新株予約権の行使の条件
(1) 新株予約権者は、当社及び当社が直接または間接に40%以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から２年後の応当日までの間に限り、新株予約権を行使することができる。ただし、上記５．に定める新株予約権を行使することができる期間内に限るものとする。
(2) １個の新株予約権をさらに分割して行使することはできないものとする。

12. 新株予約権の払込金額の算定方法
各新株予約権の払込金額は、次式のブラックショールズモデルにより以下の基礎数値に基づき算出した１株当たりのオプション価格に付与株式数を乗じた金額とする。

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

ここで、

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

(1) １株当たりのオプション価格（C）

(2) 株価（S）：平成18年9月29日の東京証券取引所における当社普通株式の普通取引の終値（終値がない場合は、翌取引日の基準値段）

(3) 行使価格（X）：1円

(4) 予想残存期間（T）：4.5年

(5) ボラティリティ（σ）：4.5年間（平成14年3月29日から平成18年9月29日まで）の各週の最終取引日における当社普通株式の普通取引の終値に基づき算出した株価変動率

(6) 無リスクの利子率（r）：残存年数が予想残存期間に対応する国債の利子率

(7) 配当利回り（q）：当社普通株式1株当たりの配当金（平成18年3月期の実績配当金）÷上記(2)に定める株価

(8) 標準正規分布の累積分布関数（$N(\cdot)$）

13. 新株予約権を割り当てる日

平成18年9月29日

14. 新株予約権と引換えにする金銭の払込みの期日

払込みの期日は平成18年9月29日とする。

15. 新株予約権の行使請求及び払込みの方法

(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを下記16. に定める行使請求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。

(2) 上記(1)の「新株予約権行使請求書」の提出とともに、各新株予約権の行使に際して出資される財産の価額に行使に係る新株予約権数を乗じた金額（以下、「払込金」という。）を、現金にて下記17. に定める払込取扱場所の当社の指定する口座（以下、「指定口座」という。）に当社の指定する日時までに振り込むものとする。

16. 新株予約権の行使請求受付場所

当社人材開発部門（新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者。）

17. 新株予約権の行使に際する払込取扱場所

株式会社みずほコーポレート銀行大手町営業部（またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店。）

18. 新株予約権の行使の効力発生時期等

(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記 15. (2)に定める払込金が指定口座に入金されたときに生ずるものとする。

(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。

19. 本発行要項の規定中読み替えその他の措置に伴う取り扱い

本発行要項の規定中読み替えその他の措置が必要となるときは、会社法の規定及び新株予約権の趣旨に従い、これに関連する事項の取り扱いについて、当社が適切と考える方法により、本発行要項を変更できるものとし、かかる変更は本発行要項と一体をなすものとする。

20. 本発行要項の公示

当社は、その本店に本発行要項の謄本を備え置き、その営業時間中、新株予約権者の

閲覧に供するものとする。
21. その他本新株予約権に関し、必要な一切の事項は代表取締役に一任する。

なお、上記発行要項に基づき発行する新株予約権は、当社取締役及び当社取締役を兼務しない当社執行役員合計27名に割り当てる予定であり、上記発行要項2．に記載の新株予約権の総数39個の内訳は、当社取締役に対して27個、当社取締役を兼務しない当社執行役員に対して12個とする予定でありますが、後日開催する当社取締役会において決定いたします。

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話03-3660-7041～7042

RECEIVED

2006 SEP 12 A 9:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B-3



平成１８年8月２５日

各 位

会 社 名 花 王 株 式 会 社
代表者名 代表取締役 社長執行役員
尾 﨑 元 規
（コード番号 ４４５２ 東証第一部）

ストックオプションの割当てに関するお知らせ

当社は、本日開催の取締役会において、会社法第236条、第238条及び第239条の規定並びに平成18年6月29日開催の当社第100期定時株主総会決議に基づき、当社使用人並びに関係会社の取締役及び使用人（以下、「当社従業員等」といいます。）と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的とし、当社従業員等に対して特に有利な条件でストックオプションとして発行する新株予約権の募集事項等を下記のとおり決定し、当該新株予約権を引き受ける者の募集をすること等につき決議いたしましたので、お知らせいたします。

記

〔発行要項〕

１．新株予約権の名称　花王株式会社第５－Ｂ回新株予約権

２．新株予約権の総数　437個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

３．新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記５.(2)②の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

４．新株予約権の行使に際して出資される財産の価額の算定方法

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することに

より交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05 を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

5．行使価額の調整

(1) 割当日後、当社普通株式につき、次の①または②の事由が生ずる場合、行使価額をそれぞれ次の算式（以下、「行使価額調整式」という。）により行使価額を調整し、調整により生じる１円未満の端数は切り上げる。

① 当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合（ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年6月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない）。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

ⅰ．行使価額調整式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

ⅱ．行使価額調整式に使用する「時価」は、下記(2)に定める「調整後行使価額を適用する日」（以下、「適用日」という。）に先立つ45取引日目に始まる30取引日における東京証券取引所における当社普通株式の普通取引の終値の平均値とする。なお、「平均値」は、円位未満小数第２位まで算出し、小数第２位を四捨五入する。

② 当社普通株式の株式分割または株式併合が行われる場合。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割・併合の比率}}$$

(2) 調整後行使価額を適用する日は、次に定めるところによる。

① 上記(1)①に従い調整を行う場合の調整後行使価額は、当該発行または処分の払込期日の翌日以降（基準日がある場合は当該基準日の翌日以降。）、これを適用する。

② 上記(1)②に従い調整を行う場合の調整後行使価額は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する

議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

なお、上記ただし書に定める場合において、株式分割のための基準日の翌日から当該株主総会の終結の日までに新株予約権を行使した（かかる新株予約権を行使することにより交付を受けることができる株式の数を、以下、「分割前行使株式数」という。）新株予約権者に対しては、次の算出方法により、当社普通株式を交付する。この場合に生じた1株未満の端数については、これを切り捨てるものとする。

$$新規発行株式数 = \frac{（調整前行使価額－調整後行使価額）\times 分割前行使株式数}{調整後行使価額}$$

(3) さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

(4) また、行使価額の調整を行うときは、当社は調整後行使価額を適用する日の前日までに、必要な事項を新株予約権原簿に記載された新株予約権者に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

6．新株予約権を行使することができる期間

平成20年7月1日から平成25年6月28日まで。

7．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第 40 条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じて得た額とする。

8．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。

9．新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

10．組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場

合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

(1) 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記3．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、上記4．で定められる行使価額を調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

(5) 新株予約権を行使することができる期間
上記6．に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記6．に定める新株予約権を行使することができる期間の末日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記7．に準じて決定する。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

(8) 新株予約権の取得事由及び条件
上記9．に準じて決定する。

11. 新株予約権の行使により生じる1株に満たない端数の取り扱い
新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとする。

12. その他の新株予約権の行使の条件
(1) 新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、上記6．に定める新株予約権を行使することができる期間内に限るものとする。
(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

13. 新株予約権の払込金額
新株予約権につき、金銭の払込みを要しないこととする。

14. 新株予約権を割り当てる日
平成18年9月29日
15. 新株予約権の行使請求及び払込みの方法
(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを下記16. に定める行使請求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。
(2) 上記(1)の「新株予約権行使請求書」の提出とともに、各新株予約権の行使に際して出資される財産の価額に行使に係る新株予約権数を乗じた金額(以下、「払込金」という。)を、現金にて下記17. に定める払込取扱場所の当社の指定する口座(以下、「指定口座」という。)に当社の指定する日時までに振り込むものとする。
16. 新株予約権の行使請求受付場所
当社人材開発部門(新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者。)
17. 新株予約権の行使に際する払込取扱場所
株式会社みずほコーポレート銀行大手町営業部(またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店。)
18. 新株予約権の行使の効力発生時期等
(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記 15. (2)に定める払込金が指定口座に入金されたときに生ずるものとする。
(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。
19. 本発行要項の規定中読み替えその他の措置に伴う取り扱い
本発行要項の規定中読み替えその他の措置が必要となるときは、会社法の規定及び新株予約権の趣旨に従い、これに関連する事項の取り扱いについて、当社が適切と考える方法により、本発行要項を変更できるものとし、かかる変更は本発行要項と一体をなすものとする。
20. 本発行要項の公示
当社は、その本店に本発行要項の謄本を備え置き、その営業時間中、新株予約権者の閲覧に供するものとする。
21. その他本新株予約権に関し、必要な一切の事項は代表取締役に一任する。
22. 上記各項は証券取引法による届出の効力発生を条件とする。

なお、上記発行要項に基づき発行する新株予約権は、当社使用人並びに関係会社の取締役及び使用人合計83名に割り当てる予定でありますが、後日開催する当社取締役会において決定いたします。

(ご参考)
(1) 定時株主総会附議のための取締役会決議日　平成18年5月22日
(2) 第100期定時株主総会の決議日　平成18年6月29日

以上

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